As filed with the Securities and Exchange Commission on May 3, 2007

Registration No. 333-141688

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HealthSouth Corporation

(Exact name of Registrant as specified in its charter)

Delaware	63-0860407
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One HealthSouth Parkway

Birmingham, Alabama 35243

(205) 967-7116

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

John P. Whittington

Executive Vice President, General Counsel and Corporate Secretary

HealthSouth Corporation

One HealthSouth Parkway

Birmingham, Alabama 35243

(205) 967-7116

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Robert B. Pincus, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Rodney Square, P.O. Box 636 Wilmington, Delaware 19899-0636 (302) 651-3000	Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036-6522 (212) 735-3000

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Prospectus

HealthSouth Corporation

400,000 Shares of 6.50% Series A Convertible Perpetual Preferred Stock

10,000,000 Warrants to Purchase Shares of Common Stock

15,114,760 Shares of Common Stock

This prospectus relates to the sale from time to time by the selling securityholders named under the caption “Selling Securityholders” in this prospectus, of 400,000 shares of our 6.50% Series A Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”), 10,000,000 warrants (the “Warrants”) to purchase shares of our common stock, par value $0.01 per share (our “common stock”), and 15,114,760 shares of our common stock, 13,114,760 of which are issuable upon conversion of the Series A Preferred Stock and 2,000,000 of which are issuable upon exercise of the Warrants. The Series A Preferred Stock, the Warrants and the shares of common stock issuable upon conversion of their Preferred Stock and issuable upon exercise of their Warrants are collectively referred to in this prospectus as the “offered securities.”

We originally issued the 400,000 shares of the Series A Preferred Stock on March 7, 2006, in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D. In a separate transaction, on January 16, 2004, we issued the 10,000,000 Warrants in a private transaction exempt from registration pursuant to Section 4(2) of the Securities Act.

The offered securities are being registered to permit the selling securityholders to sell the offered securities from time to time in the public market. The selling securityholders may sell any or all of the offered securities available to it for sale, subject to federal and state securities laws, but is under no obligation to do so. We will not receive any proceeds from the sale of the offered securities, except with respect to the Warrants under certain circumstances described in greater detail under the heading “Use of Proceeds.”

The selling securityholders may sell the offered securities through ordinary brokerage transactions or through any other means described in this prospectus. The price at which the selling securityholders may sell the offered securities will be determined by the prevailing market for the offered securities or in negotiated transactions. See “Plan of Distribution.” The registration of the (i) Series A Preferred Stock and the shares of our common stock which are issuable upon conversion of the Series A Preferred Stock are subject to the provisions of a Registrations Rights Agreement dated February 28, 2006, by and between us and certain holders of the Series A Preferred Stock and (ii) the warrants and the shares of our common stock which are issuable upon exercise of the warrants, are subject to the provisions of a Registrations Rights Agreement dated January 16, 2004, by and between us and certain holders of the warrants (together, the “Registration Rights Agreements”). For more information regarding the Registration Rights Agreements see the “Selling Securityholders” section of this prospectus.

Our common stock is listed on the New York Stock Exchange under the symbol “HLS.” On May 2, 2007, the last reported sale price of our common stock on the New York Stock Exchange was $21.00 per share.

Investing in the offered securities involves a high degree of risk. You should carefully consider the risk factors incorporated herein by reference and described under the heading “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2007

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, the terms “HealthSouth,” “we,” “us,” “our,” and the “Company” refer to HealthSouth Corporation and its subsidiaries.

This prospectus is part of a registration statement that HealthSouth Corporation filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, sell the offered securities described in this prospectus in one or more transactions. This prospectus provides a general description of the offered securities that may be sold by the selling securityholders. Each time a selling securityholders sells offered securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the offered securities being sold. Any prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the offered securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial position, results of operations and prospects may have changed since that date.

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FORWARD-LOOKING STATEMENTS

This prospectus contains historical information, as well as forward-looking statements that involve known and unknown risks and relate to future events, our future financial performance, or our projected business results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “targets,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements are necessarily estimates based upon current information and involve a number of risks and uncertainties. Actual events or results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors that could cause actual results to differ materially from those estimated by us include:

•	each of the factors discussed in under the heading Risk Factors, starting on page 8 of this prospectus or incorporated herein by reference;

•	the outcome of our plan to reposition our primary focus on the post-acute care sector, including the results of our attempts to divest our surgery centers, outpatient and diagnostic divisions;

•	changes or delays in or suspension of reimbursement for our services by governmental or private payors;

•	changes in the regulations of the health care industry at either or both of the federal and state levels;

•	changes in reimbursement for health care services we provide;

•	competitive pressures in the health care industry and our response to those pressures;

•	our ability to obtain and retain favorable arrangements with third-party payors;

•	our ability to attract and retain nurses, therapists, and other health care professionals in a highly competitive environment with often severe staffing shortages; and

•	general conditions in the economy and capital markets.

The cautionary statements referred to in this section also should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no duty to update these forward-looking statements, even though our situation may change in the future. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

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SUMMARY

This summary highlights some information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and related notes incorporated by reference in this prospectus, before deciding to invest in the offered securities.

HealthSouth Corporation

HealthSouth is the largest provider of rehabilitative health care and ambulatory surgery services in the United States, with 978 facilities and approximately 33,000 full- and part-time employees as of December 31, 2006. We provide these services through a national network of inpatient and outpatient rehabilitation facilities, outpatient surgery centers, diagnostic centers, and other health care facilities. Shares of our common stock began trading on the New York Stock Exchange on October 26, 2006 under the ticker symbol “HLS.”

This prospectus relates to 400,000 shares of our Series A Preferred Stock, 10,000,000 Warrants to purchase shares of our common stock, and 15,114,760 shares of our common stock, 13,114,760 of which are issuable upon conversion of the Series A Preferred Stock and 2,000,000 of which are issuable upon exercise of the Warrants. The selling securityholders may sell any or all of the offered securities, subject to federal and state securities laws, but they are under no obligation do so. The price at which the selling securityholders may sell the Shares will be determined by the prevailing market for the offered securities or in negotiated transactions. See “Plan of Distribution” beginning on page 21 of this prospectus.

Each time a selling securityholder sells any offered securities, a prospectus supplement will be provided, to the extent required, that will contain specific information about the terms of that offering. You should read this prospectus and any accompanying prospectus supplement together with the additional information contained under the headings “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

HealthSouth was incorporated under the laws of the State of Delaware. Our principal executive offices are located at One HealthSouth Parkway, Birmingham, Alabama 35243, and our telephone number is (205) 967-7116. Our Internet website address is www.healthsouth.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the offered securities.

Recent Significant Events

On March 12, 2007, the Company announced it had amended its existing Senior Secured Credit Facilities to lower the applicable interest rates and modify certain other covenants. The amendment and related supplement reduce the interest rate on the Term Loan B to LIBOR plus 2.5%, as well as reduce the applicable participation rate on the Tranche A letter of credit facility to 2.5%. The amendment also gives the Company the appropriate approvals for its divestiture activities.

On March 25, 2007, we entered into a Stock Purchase Agreement with ASC Acquisition LLC (“ASC”), a Delaware limited liability company and newly-formed affiliate of TPG Partners V, L.P. (“TPG”), pursuant to which ASC will acquire our surgery centers division for approximately $945 million. The purchase price consists of cash consideration of $920 million, subject to certain adjustments, and an equity interest whereby we will have an option to acquire 5% of ASC’s primary shares acquired by TPG at closing at an exercise price that will escalate at 15% annually, which option is estimated to be worth between $25 and $30 million assuming a five-year horizon. The closing of the transactions is subject to the satisfaction of closing conditions set forth in the Stock Purchase Agreement, including certain regulatory and other approvals. The closing is anticipated to occur in the third quarter of 2007.

On April 19, 2007, the Company entered into a definitive agreement with The Gores Group (“Gores”), a private equity firm, pursuant to which Gores will acquire the Company’s diagnostic division for approximately $47.5 million. The transaction is expected to be completed by the end of June or early in the third quarter of 2007 and is subject to customary closing conditions, including regulatory approval.

On May 1, 2007, the Company consummated the transactions contemplated by the previously reported Stock Purchase Agreement with Select Medical Corporation (“Select”), a privately owned operator of specialty hospitals and outpatient rehabilitation facilities, pursuant to which Select acquired the Company’s outpatient rehabilitation division.

The Series A Preferred Stock

Issuer	HealthSouth Corporation.

Securities Offered by Selling Securityholders	Up to 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock, par value $0.10 per share.

Liquidation Preference	Initially $1,000 per share of Series A Preferred Stock, subject to accretion.

Dividends

Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends at the rate of 6.50% per annum on the accreted liquidation preference per share, accruing from the beginning of the relevant dividend period and payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2006.

If we are prohibited by the terms of our credit facilities, debt indentures or other debt instruments from paying cash dividends on the Series A Preferred Stock, we may pay dividends in shares of our common stock, or a combination of cash and shares of our common stock, if the shares of our common stock delivered as payment are freely transferable by the recipient thereof (other than by reason of the fact that the recipient is our affiliate) or if a shelf registration statement relating to that common stock is effective to permit the resale thereof. Shares of our common stock delivered as dividends will be valued at 95% of their market value. Unpaid dividends will accrete at an annual rate of 8.0% per year for the relevant dividend period and will be reflected as an accretion to the liquidation preference of the Series A Preferred Stock. See “Description of the Preferred Stock—Dividends.”

SEC Reports

If, at any time until February 28, 2008, we fail to file any annual or quarterly reports with the SEC within 15 days after the time periods prescribed under the Exchange Act or the related rules and regulations under the Exchange Act, then the dividend rate per annum will increase by 0.50% until all such reports have been filed.

Conversion

Each share of Series A Preferred Stock may be converted at any time at the option of the holder into a number of shares of our common stock equal to the accreted liquidation preference per share of Series A Preferred Stock divided by the conversion price, as adjusted for the one-for-five reverse stock split. The current conversion price is equal to $30.50. See “Description of the Preferred Stock-Conversion Price Adjustment.” The current conversion price is equivalent to an initial conversion rate of 32.7869 shares of common stock for each $1,000 liquidation preference of the Series A Preferred Stock. The conversion price will not be increased in connection with an accretion of the liquidation preference of the Series A Preferred Stock. Accordingly, holders who convert their Series A Preferred Stock following an accretion of dividends will receive more shares of our common stock, See “Description of the Preferred Stock—Conversion Rights.”

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of common stock, at our option. See “Description of the Preferred Stock—Settlement Upon Conversion.”

Forced Conversion

On or after July 20, 2011, we may cause the shares of Series A Preferred Stock to be automatically converted into shares of our common stock at the conversion rate then in effect if the closing sale price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the notice of forced conversion exceeds 150% of the conversion price of the Series A Preferred Stock. See “Description of the Preferred Stock—Forced Conversion.”

Conversion in Connection with a Fundamental Change

If holders of the Series A Preferred Stock elect to convert shares of Series A Preferred Stock in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate for such shares of Series A Preferred Stock. See “Description of the Preferred Stock—Adjustment to the Conversion Rate Upon a Fundamental Change” and “—Determination of the Adjustment to the Conversion Rate Upon a Fundamental Change.”

Repurchase Upon a Fundamental Change

If we undergo a fundamental change, each holder of shares of Series A Preferred Stock will have the right to require us to repurchase any or all of its shares with cash at a purchase price equal to 100% of the accreted liquidation preference, plus any accrued and unpaid dividends to the date of repurchase. Our ability to purchase all or a portion of the Series A Preferred Stock for cash is subject to our obligation to repay or repurchase any outstanding debt required to be repaid or repurchased in connection with a fundamental change.

In addition, holders of Series A Preferred Stock will not have the right to require us to repurchase shares of Series A Preferred Stock upon a fundamental change (i) unless such purchase complies with our credit facilities, our debt indentures and our other debt instruments and (ii) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change. See “Description of the Preferred Stock—Repurchase Upon a Fundamental Change.”

Voting Rights	Each holder of Series A Preferred Stock will have one vote for each share held by the holder on all matters voted upon by the holders of our common stock, as well as voting rights specifically provided for in our restated certificate of incorporation or as otherwise from time to time required by law. In addition, if we fail to repurchase shares of Series A Preferred Stock following a fundamental change, then the holders of Series A Preferred Stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to call a special meeting of our board of directors and, at the special meeting, vote for the election of two additional directors to our board of directors. The term of office of all directors so elected will terminate immediately upon our repurchase of those shares of Series A Preferred Stock, See “Description of the Preferred Stock—Voting Rights.”

Ranking	The Series A Preferred Stock will be, with respect to dividend rights and rights upon liquidation, winding-up or dissolution:

•

senior to all classes of our common stock and each other class of capital stock or series of preferred stock established after the Issue Date of the Series A Preferred Stock, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution;

•

on a parity with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution;

•

junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution; and

•	junior to all our existing and future debt obligations and other liabilities, including claims of trade creditors.

Use of Proceeds

We will not receive any proceeds from the selling securityholders’ sale of the shares of Series A Preferred Stock or the shares of common stock issuable upon conversion of the Series A Preferred Stock.

Anti-Dilution Adjustments	The conversion price may be adjusted if certain events occur. See “Description of the Preferred Stock-Conversion Price Adjustment.”

Tax Consequences

For a discussion of certain U.S. federal income tax consequences with respect to the ownership, conversion and disposition of the Series A Preferred Stock, see “Certain U.S. Federal Income Tax Considerations.”

Registration Rights	We entered into a registration rights agreement with the holders of the Series A Preferred Stock, pursuant to which we are required to timely file a registration statement and to use our reasonable best efforts to keep it effective for a period of time specified therein. See “Description of Preferred Stock—Registration Rights.” We filed the registration statement of which this prospectus forms a part with the SEC pursuant to the registration rights granted in connection with the original issuance of the Series A Preferred Stock.

Risk Factors

See “Risk Factors” beginning on page 9 of this prospectus and the other information in our SEC filings for a discussion of the factors you should carefully consider before deciding to invest in the Series A Preferred Stock.

The Warrants

Issuer	HealthSouth Corporation.

Securities Offered by Selling Securityholders	Up to 10,000,000 Warrants, each entitling the holder thereof to purchase one-fifth of a share of HealthSouth Corporation common stock, par value $0.01 per share.

Exercise Period	Each warrant is exercisable at any time on or prior to January 16, 2014.

Exercise Price

Each warrant entitles its holder to purchase one-fifth of a share of our common stock at an exercise price of $32.50 per share, in each case, as adjusted for our recent one-for-five reverse stock split. See “Description of the Warrants.”

Repurchase Offers

The Company will offer to repurchase all outstanding Warrants, subject to certain limitations, in the event of certain business combination transactions pursuant to which the common stock thereafter issuable upon exercise of the Warrants is not registered. See “Description of the Warrants—Repurchase Offers.”

Adjustments

The exercise price of each warrant and the number of shares of common stock purchasable upon the exercise of each warrant may be adjusted, subject to certain exceptions, upon (a) payment of a dividend or distribution, (b) subdivision of the common stock, (c) consolidation of the common stock, (d) reclassification or conversion of common stock, (e) merger or other business combination transactions, (f) issuance of rights or privileges to purchase common stock at a price that is lower than the current value of the stock, and (g) distributions of debt, assets, subscription rights or convertible securities. See “Description of the Warrants—Adjustments.”

Warrant Holder not a Stockholder	The Warrants do not entitle the holders to any voting or other rights as are accorded to our stockholders.

Tax Consequences	For a discussion of certain U.S. federal income tax consequences with respect to the ownership, exercise and disposition of the Warrants, see “Certain U.S. Federal Income Tax Considerations.”

Registration Rights

HealthSouth Corporation agreed to file a registration statement with respect to the Warrants and the shares of common stock issuable upon exercise thereof. Pursuant to the registration rights agreement, we are required to file a registration statement with the SEC in a timely manner. We filed the registration statement of which this prospectus forms a part with the SEC pursuant to the registration rights granted in connection with the original issuance of the Warrants. We will use our reasonable best efforts to keep this registration statement continually effective for the requisite period, but will be permitted to suspend the use of this prospectus for a period not to exceed sixty (60) consecutive days under certain circumstances. See “Description of the Warrants—Registration Rights.”

Risk Factors

See “Risk Factors” beginning on page 9 of this prospectus, as well as other information in our SEC filings, for a discussion of the factors you should carefully consider before deciding to invest in the Warrants.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 were 0, 0, 1.15x, 0 and 0, respectively. See “Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends.”

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the specific risks described below, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as amended by our Form 10-K/A filed with SEC on March 22, 2007, which are incorporated herein by reference, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act before making an investment decision. See “Where You Can Find More Information.”

Risks Related to the Series A Preferred Stock

The Series A Preferred Stock ranks junior to all of our liabilities.

The Series A Preferred Stock ranks junior to all of our liabilities. In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the Series A Preferred Stock only after all our indebtedness and other liabilities have been paid. In addition, the Series A Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the Series A Preferred Stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary’s creditors and any other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the Series A Preferred Stock then outstanding. In addition, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series A Preferred Stock.

We may not be able to pay the purchase price of the Series A Preferred Stock in cash upon a fundamental change. We also could be prevented from paying dividends on shares of the Series A Preferred Stock.

In the event of a fundamental change, you will have the right to require us to purchase with cash all your shares of Series A Preferred Stock. However, we may not have sufficient cash to purchase your shares of Series A Preferred Stock upon a fundamental change or may be otherwise unable to pay the purchase price in cash.

In addition, holders of shares of Series A Preferred Stock will not have the right to require us to repurchase shares of Series A Preferred Stock upon a fundamental change (i) unless such purchase complies with our credit agreements, our debt indentures and our other debt instruments and (ii) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change. The terms of our existing credit agreements and other debt instruments currently contain applicable limitations on our ability to pay the purchase price of the Series A Preferred Stock in cash. These agreements also contain restrictions that could limit our ability to pay dividends on the shares of Series A Preferred Stock.

In the future, we may agree to restrictions on our ability to pay dividends. Even if the terms of the instruments governing our indebtedness allow us to pay dividends and to purchase the Series A Preferred Stock in cash, we can only make such payments out of our surplus, as determined by our board of directors, or, if there is no surplus, out of our net profits for the fiscal year in which the payment occurs and/or for the preceding fiscal year, as determined by our board of directors, and such funds may not be available to pay dividends to you or to purchase your shares of Series A Preferred Stock. Dividends on the Series A Preferred Stock will only be paid when, as and if declared by our board of directors. The board of directors may elect not to declare dividends on the Series A Preferred Stock. In addition, to maintain our credit rating, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt.

Further, because a substantial amount of our operations are conducted through our subsidiaries, our ability to purchase the Series A Preferred Stock for cash or to pay dividends on the Series A Preferred Stock may be limited by restrictions on our ability to obtain funds for such purchase or dividends through dividends from our subsidiaries.

An active trading market for the Series A Preferred Stock may not develop, and you may be unable to resell your shares of Series A Preferred Stock at or above the purchase price.

No trading market for the Series A Preferred Stock currently exists, and we have not applied and do not intend to apply for the listing of the Series A Preferred Stock on any securities exchange or for the inclusion of the Series A Preferred Stock in any automated quotation system. Consequently, a liquid trading market for the Series A Preferred Stock may not develop and the market price of the Series A Preferred Stock may be volatile. As a result, you may be unable to sell your shares of Series A Preferred Stock at a price equal to or greater than that which you paid, if at all.

If you convert your shares of Series A Preferred Stock into shares of common stock, you may experience immediate dilution.

If you convert your shares of Series A Preferred Stock into shares of common stock, you may experience immediate dilution because the per share conversion price of the Series A Preferred Stock immediately after this offering may be, and at the closing of the offering will be, higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, including common stock we may be required to issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.

The price of our common stock, and therefore of the Series A Preferred Stock, may fluctuate significantly, which may make it difficult for you to resell the Series A Preferred Stock, or common stock issuable upon conversion of the Series A Preferred Stock, when you want or at prices you find attractive.

The price of our common stock quoted on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Because the Series A Preferred Stock is convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the Series A Preferred Stock. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	our inability to raise additional capital;

•	sales of common stock by us or members of our management team;

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	our dividend policy;

•	future sales of our equity or equity-linked securities; and

•	general domestic and international economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

The additional shares of our common stock payable on our Series A Preferred Stock in connection with certain fundamental changes may not adequately compensate you for the lost option time value of your shares of our Series A Preferred Stock as a result of such fundamental change.

If a fundamental change occurs, we will, in certain circumstances, increase the conversion rate of our Series A Preferred Stock by a number of additional shares of common stock. The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective, and the price paid per share of common stock in the fundamental change transaction as described under “Description of the Preferred Stock—Adjustment to the Conversion Rate Upon a Fundamental Change” and “Determination of the Adjustment to the Conversion Rate Upon a Fundamental Change.” While the increase in the conversion rate upon conversion is designed to compensate you for the lost option time value of your shares of Series A Preferred Stock as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss. If the price paid per share of common stock in the fundamental change transaction is less than the price per share of the common stock at the date of issuance of our Series A Preferred Stock or above a specified price, there will be no increase in the conversion rate.

We may issue additional shares of preferred stock that rank equally to the Series A Preferred Stock as to dividend payments and liquidation preference.

Our restated certificate of incorporation and the certificate of designations for the Series A Preferred Stock do not prohibit us from issuing additional shares of preferred stock that would rank equally to the Series A Preferred Stock as to dividend payments and liquidation preference. Including the 400,000 shares of the Series A Preferred Stock issued for sale pursuant to this Prospectus, our restated certificate of incorporation provides that we have the authority to issue 1,500,000 shares of preferred stock. The issuances of other shares of preferred stock could have the effect of reducing the amounts available to the Series A Preferred Stock in the event of our liquidation. It may also reduce dividend payments on the Series A Preferred Stock if we do not have sufficient funds to pay dividends on all preferred stock outstanding and outstanding parity preferred stock at the time of such dividend payments.

Future issuances of Series A Preferred Stock may adversely affect the market price for our common stock.

Additional issuances and sales of Series A Preferred Stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.

We may not have sufficient earnings and profits in order for distributions on the Series A Preferred Stock to be treated as dividends for U.S. federal income tax purposes.

The distributions paid by us may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Distributions in excess of such earnings and profits generally will be treated first as a return of capital to the extent of the holder’s adjusted tax basis in the Series A Preferred Stock, and the remainder, if any, as capital gain. Distributions resulting in capital gain may be less favorable than distributions resulting in dividend income for corporate holders of Series A Preferred Stock for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations—U.S. Holders.”

Holders of the Series A Preferred Stock will have limited rights as a common stockholder until they acquire our common stock upon conversion.

Until you acquire shares of our common stock upon conversion, you will have limited rights with respect to our common stock, in an amount equal to one vote per $1,000 liquidation preference of Series A Preferred Stock. Upon conversion, based on the current conversion rate, you will receive 32.7869 shares of our common stock. Upon conversion, you will be entitled to exercise the rights of a holder of common stock based on the then existing conversion rate only as to matters for which the record date occurs after the conversion date.

Nevertheless, at all times, you will be subject to any changes in the powers, preferences or special rights of our common stock.

You may be required to recognize taxable income with respect to Series A Preferred Stock even if you receive no cash distributions.

You may be liable for taxes arising from (i) the receipt of a distribution made solely in the form of common stock or (ii) the receipt of a deemed distribution resulting from an increase in the liquidation preference of the Series A Preferred Stock, in each case without receiving any cash distributions to pay such taxes. See “Certain U.S. Federal Income Tax Considerations.”

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change of control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock.

Provisions in our restated certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our restated certificate of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights are attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

Pursuant to the terms of (i) our credit agreement entered into on March 10, 2006, with a consortium of financial institutions and (ii) our floating rate senior notes due 2014 and our 10.75% senior notes due 2016 (together, the “notes”), the occurrence of a “change of control” is an “event of default” that gives the applicable lenders or holders the right to pursue remedies, including, without limitation, accelerating all of our obligations under the respective obligation and declaring all such obligations immediately due and payable. Pursuant to the terms of our notes, upon any “change of control” the holders may require us to repay all of our outstanding obligations under the notes at a price equal to 101% of the principal amount of all such obligations plus accrued and unpaid interest, if any, to the date of such repayment. These “change of control” provisions could discourage, delay or prevent a change in control of our company.

Finally, the provisions of the Series A Preferred Stock provide you with protections in connection with the occurrence of certain fundamental changes. These protections will likely be viewed unfavorably by potential acquirers of ours, and may discourage, delay or prevent transactions involving such fundamental changes, including transaction which holders of our common stock and of our Series A Preferred Stock would find desirable.

Risks Related to the Warrants

There may be no active trading market for the Warrants.

Before the offering, there has been no established trading market for the Warrants. We have not applied and do not intend for listing of the Warrants on any national securities exchange. We cannot assure you as to the development or liquidity of any market for the Warrants, the ability of the holders of the Warrants to sell the

Warrants or any portion thereof or the price at which holders would be able to sell the Warrants or any portion thereof. The trading price of the Warrants will depend on the price of our common stock, the market for similar securities and other factors, including economic conditions and our financial condition, performance and prospects.

The exercise of the Warrants will dilute the ownership interests of existing stockholders and any sales in the public market of the common stock issuable upon such exercise could adversely affect prevailing market prices of our common stock.

Exercise of the Warrants will dilute the ownership interests of existing stockholders. In addition, the existence of the Warrants may encourage short selling by market participants because exercise of the Warrants could depress the price of our common stock.

You should consider the United States federal income tax consequences of owning the Warrants and our common stock.

You are urged to consult your tax advisors with respect to the United States federal income tax consequences resulting from an exercise of the Warrants, as well as the possibility of taxable income resulting from certain changes in the conversion rate or failure to make a change in the conversion rate. A discussion of certain United States federal income tax consequences of ownership of the Warrants and common stock received upon an exercise of a Warrant is contained under the heading “Certain U.S. Federal Income Tax Considerations.”

The Warrants may have no value in a bankruptcy.

In the event of a bankruptcy or reorganization or other insolvency proceeding by or against us, the unexercised Warrants may be deemed to be executory contracts subject to rejection by us with approval of the bankruptcy court. As a result, even if sufficient funds are available, holders of the Warrants may not be entitled to receive any consideration or may receive less than they would be entitled to if they had exercised their Warrants prior to the commencement of such bankruptcy or reorganization.

We may be deprived of favorable opportunities to secure additional equity capital due to the warrant holders’ ability to exercise their Warrants.

For the life of the Warrants, the warrant holders are given the opportunity to profit from the rise in the market value of shares of our common stock, if any, at the expense of the common stockholders and we might be deprived of favorable opportunities to secure additional equity capital, if it should then be needed, for the purpose of our business. A warrant holder may be expected to exercise the Warrants at a time when we, in all likelihood, would be able to obtain equity capital, if we needed capital then, by a public sale of a new offering on terms more favorable then those provided in the Warrants.

The Warrants may expire without value.

During the time in which the Warrants can be exercised, the price of the shares of common stock could remain below $32.50, the current exercise price of the Warrants. The Warrants issued in the preliminary offering were exercisable on the date on which they were issued pursuant to a warrant agreement between the Company and Wells Fargo Bank Northwest, N.A. (the “Warrant Agreement”) and will remain exercisable until their expiration on January 16, 2014. Any Warrants not exercised before their expiration date will be void. If the price of the shares of common stock remains below the exercise price for the Warrants during the period in which the Warrants are exercisable, the Warrants will expire without value.

You may not be able to transfer or exercise your Warrants if we do not maintain an effective registration statement.

We have agreed to use our reasonable best efforts to file and maintain, at all times during which the Warrants are exercisable, a registration statement relating to the issuance of the shares of common stock underlying the Warrants, for the benefit of the warrant holders. If a registration statement relating to the shares of common stock for which the Warrants are being exercised is not in effect at the time of exercise, then the Warrants may only be exercised pursuant to an exemption to the registration requirements of the Securities Act. See “Description of the Warrants.”

Risks Related to Our Common Stock

The price of our common stock historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell the common stock.

The market price of our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. In addition, the price of our common stock may fluctuate significantly in response to various factors, including, but not limited to: variations in annual or quarterly financial results; changes by financial research analysts in their estimates of our earnings or the earnings of our competitors; and conditions in the economy in general or the healthcare industry in particular, including increased competitive pressures and dependence on, and pricing pressures from, the industry and its customers.

Significant sales of common stock, or the perception that significant sales may occur in the future, could adversely affect the market price for our common stock and may significantly dilute stockholder value.

The sale of substantial amounts of our common stock could adversely affect its price. The shares of common stock issuable upon conversion of the Series A Preferred Stock or exercise of the Warrants will, thereafter, be immediately available for sale, without regard to volume limits, timing, manner of sale or other restrictions under federal and state securities laws. The availability of a large block of stock for sale in relation to our normal trading volume, including a large block sold by a selling securityholder, could result in a decline in the market price of our common stock and may have a dilutive effect on our existing stockholders. Sales by the selling securityholders also might make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate.

During a liquidation, our obligations to the holders of shares of our preferred stock must be satisfied before any payments are made to the holders of our common stock.

If we are liquidated, the holders of our preferred stock will be entitled to be paid in full before any payments are made to the holders of our common stock. Our Series A Preferred Stock has an aggregate liquidation preference of $400,000,000. Any funds used to pay the holders of our Series A Preferred Stock must be paid before any amounts may be paid to the holders of our common stock.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the consolidated ratios of earnings to combined fixed charges and preference dividends for HealthSouth Corporation and its subsidiaries:

Year ended December 31,
2006	2005	2004	2003	2002
*	*	1.15x	*	*

*	For the years ended December 31, 2006, 2005, 2003, and 2002, the Company had an earnings-to-combined fixed charges and preferred stock dividends coverage deficiency of approximately $496.8 million, $250.1 million, $372.3 million, and $271.8 million, respectively.

In computing the ratio of earnings to fixed charges: (1) earnings have been based on income from continuing operations before income taxes, fixed charges (exclusive of interest capitalized), and distributed income of equity investees and (2) fixed charges consist of interest and amortization of debt discounts and fees expense (including amounts capitalized), the estimated interest portion of rents, and dividends on our Series A Preferred Stock.

USE OF PROCEEDS

All sales of the offered securities will be made by or for the account of the selling securityholders named in this prospectus, in any supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part. We will not receive any proceeds from the sale by any selling securityholders of the offered securities. We may, however, receive cash consideration in connection with the exercise of the Warrants if the holders thereof make a cash payment for the exercise price rather than exercise the warrant through a cashless exercise, as provided in the Warrant Agreement. If the Warrants are fully exercised for cash, we would receive proceeds, before expenses, in the amount of $65,000,000, subject to any adjustment to the exercise price and number of shares issuable upon exercise of the Warrants in connection with the anti-dilution provisions contained in the Warrant Agreement. When and if we receive these proceeds, we will use them for general corporate purposes. However, there can be no assurance that any or all of these Warrants will be exercised in whole or in part prior to the expiration of the Warrants.

SELLING SECURITYHOLDERS

Series A Preferred Stock

In connection with our recapitalization transactions, we issued 400,000 shares of the Series A Preferred Stock on March 7, 2006, in a private placement.

This prospectus relates to:

•	resales of up to 400,000 shares of Series A Preferred Stock beneficially owned by the selling securityholders listed below;

•	issuance of shares of our common stock upon conversion of the Series A Preferred Stock;

•	issuance of shares of our common stock as a result of any anti-dilution adjustments; and

•	sales of any shares of our common stock that may be delivered in connection with a dividend payment on the Series A Preferred Stock,

in each case, as described below under “Plan of Distribution.” We filed the registration statement of which this prospectus forms a part with the SEC pursuant to the registration rights granted in connection with the original issuance of the Series A Preferred Stock to afford the holders of the Series A Preferred Stock the opportunity to sell their securities in public transactions rather than pursuant to exemptions from the registration and prospectus delivery requirements of the Securities Act. To take advantage of that opportunity, a holder of the Series A Preferred Stock must provide information about itself and the securities it is selling as required under the Securities Act.

The selling securityholders listed below and the beneficial owners of the Series A Preferred Stock and their transferees, pledgees, donees or other successors, if not identified in this prospectus then so identified in supplements to this prospectus or in an amendment to the registration statement of which this prospectus forms a part, as required, are the “Preferred Selling Securityholders” under this prospectus. The following table sets forth for each Preferred Selling Securityholder, as of a recent practicable date prior to the effectiveness of the registration statement of which this prospectus forms a part:

•	the name of the Preferred Selling Securityholder;

•	the number of shares of Series A Preferred Stock and common stock beneficially owned by each Preferred Selling Securityholder prior to the offering;

•	the number of shares of Series A Preferred Stock and common stock registered for sale for the account of each Preferred Selling Securityholder under this prospectus; and

•

the number and percent of shares of Series A Preferred Stock and common stock to be beneficially owned by each Preferred Selling Securityholder after completion of the offering (assuming all of the shares covered hereby are sold by each Preferred Selling Securityholder).

The information is based on information provided by or on behalf of the Preferred Selling Securityholders to us in Preferred Selling Securityholder questionnaires and is as of the date specified by the holders of the questionnaires. We have not sought to verify the information contained in the table. Because the Preferred Selling Securityholders may offer all or some portion of these securities pursuant to this prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the selling securityholders upon termination of this offering. In addition, some of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

Unless otherwise disclosed in the footnotes to the table below, no Preferred Selling Securityholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Series A Preferred Stock				Common Stock
Name	(a) Number of Shares Beneficially Owned Prior to Offering	(b) Number of Shares that may be Offered Hereby (1)	(c) Number of Shares to be Owned After Completion of the Offering (2)	(d) Percent of Shares Beneficially Owned After the Offering (2)	(e) Number of Shares Beneficially Owned Prior to Offering	(f) Number of Shares that may be Offered Hereby (1) (3)	(g) Number of Shares to be Owned After Completion of the Offering (2)	(h) Percent of Shares Beneficially Owned After the Offering (4)
Elite Classic Convertible Arbitrage Ltd.	650	650	0	*	21,311	21,311	0	*
Argent LowLev Convertible Arbitrage Fund Ltd.	4,090	4,090	0	*	134,098	134,098	0	*
Argent Classic Convertible Arbitrage Fund L.P.	6,010	6,010	0	*	197,049	197,049	0	*
Xavex Convertible Arbitrage 2 Fund	290	290	0	*	9,508	9,508	0	*
Kamunting Street Master Fund, Ltd.	50,000	50,000	0	*	1,639,344	1,639,344	0	*
Highfields Capital I LP (5)	3,196	3,196	0	*	598,455	104,786	493,669	*
Highfields Capital II LP (5)	7,721	7,721	0	*	1,448,205	253,147	1,195,058	1.41%
Highfields Capital III L.P. (5)	33,083	33,083	0	*	5,646,041	1,084,689	4,561,352	5.38%
Partners Group Alternative Strategies PCC LTD	1,830	1,830	0	*	60,000	60,000	0	*
Dow Employees Pension Plan	1,350	1,350	0	*	44,262	44,262	0	*
Union Carbide Employees Pension Plan	600	600	0	*	19,672	19,672	0	*
Qwest Occupational Health Trust	250	250	0	*	8,196	8,196	0	*
Qwest Pension Trust	1,400	1,400	0	*	45,901	45,901	0	*
Virginia Retirement System	4,400	4,400	0	*	144,262	144,262	0	*
Zazove Convertible Securities Fund, Inc.	1,800	1,800	0	*	59,016	59,016	0	*
Zazove Aggressive Growth Fund, L.P.	3,700	3,700	0	*	121,311	121,311	0	*
Merrill, Lynch, Pierce, Fenner & Smith, Inc. (6)	3,000	3,000	0	*	98,360	98,360	0	*
Century National Insurance Company	900	900	0	*	29,508	29,508	0	*
Deerfield Partners, L.P.	3,519	3,519	0	*	115,377	115,377	0	*
Deerfield International Limited	5,481	5,481	0	*	179,704	179,704	0	*
ING Equity Income Fund	1,600	1,600	0	*	52,459	52,459	0	*
UIF Equity Income Fund	785	785	0	*	25,737	25,737	0	*
US Allianz Equity Income Fund	310	310	0	*	10,163	10,163	0	*
Van Kampen Equity Income Fund	27,000	27,000	0	*	885,245	885,245	0	*
Morgan Stanley Fundamental Value Fund	250	250	0	*	8,196	8,196	0	*
HFR CA Global Opportunity Master Trust	4,987	4,987	0	*	163,508	163,508	0	*
Forest Global Convertible Master Fund, L.P.	14,350	14,350	0	*	470,491	470,491	0	*
Institutional Benchmarks Master Fund Ltd.	3,076	3,076	0	*	100,852	100,852	0	*
LLT Limited	3,228	3,228	0	*	105,836	105,836	0	*
Alpine Partners, L.P.	1,406	1,406	0	*	46,098	46,098	0	*
Alpine Associates	9,837	9,837	0	*	322,524	322,524	0	*
Alpine Associates II, L.P.	780	780	0	*	25,573	25,573	0	*
Good Steward Trading Co., SPC Class F	213	213	0	*	6,983	6,983	0	*
Credit Suisse Securities (USA) LLC (7)	6,000	6,000	0	*	196,721	196,721	0	*
D.E. Shaw Valence Portfolios, L.L.C.	25,000	25,000	0	*	819,672	819,672	0	*

	Series A Preferred Stock				Common Stock
Name	(a) Number of Shares Beneficially Owned Prior to Offering	(b) Number of Shares that may be Offered Hereby (1)	(c) Number of Shares to be Owned After Completion of the Offering (2)	(d) Percent of Shares Beneficially Owned After the Offering (2)	(e) Number of Shares Beneficially Owned Prior to Offering	(f) Number of Shares that may be Offered Hereby (1) (3)	(g) Number of Shares to be Owned After Completion of the Offering (2)	(h) Percent of Shares Beneficially Owned After the Offering (4)
Lyxor / Forest Fund Limited	17,819	17,819	0	*	584,229	584,229	0	*
Forest Multi Strategy Master Fund SPC	406	406	0	*	13,311	13,311	0	*
HFR RVA Select Performance Master Trust	634	634	0	*	20,786	20,786	0	*
Stark Master Fund Ltd.	10,000	10,000	0	*	327,868	327,868	0	*
All other holders of Series A Preferred Stock (and future transferees, distributees, pledges donees or successors of such holders) (8) (9)	139,049	139,049	0	*	4,558,983	4,558,9832	0	*

*	Less than 1%

(1)	Unless otherwise indicated, each Preferred Selling Securityholder may offer any or all of the Series A Preferred Stock it beneficially owns and any of the Common Stock issuable upon conversion of the Series A Preferred Stock.

(2)	Assumes the sale of all shares of Series A Preferred Stock and Common Stock offered pursuant to this prospectus.

(3)	Assumes conversion of all of the Preferred Selling Securityholders’ shares of Series A Preferred Stock at the conversion rate of 32.786885 shares of common stock per share of Series A Preferred Stock. This conversion rate is subject to certain adjustments as described in the Series A Preferred Stock certificate of designations. Accordingly, the number of shares of common stock that may be issued upon conversion of the Series A Preferred Stock may be adjusted from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock. Cash will be paid instead of fractional shares, if any. Assumes that no dividends on Series A Preferred Stock will be paid in shares of Common Stock.

(4)	This percentage is calculated using as the numerator the number of shares of Common Stock included in column (g) and as the denominator 78,684,549 shares of Common Stock issued and outstanding, net of treasury shares, on February 15, 2007, plus the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock held by the Preferred Selling Securityholders included in column (f).
(5)	Highfields Capital Management LP, Highfields GP LLC, Highfields Associates LLC, Mr. Jonathon S. Jacobson, and Mr. Richard L. Grubman, may be deemed to beneficially own 7,692,701 shares of our common stock and share the power to vote or direct the vote, and the power to dispose or direct the disposition of these shares. In addition, Highfields Capital I LP, Highfields Capital II LP and Highfields Capital III L.P. beneficially own $4,177,000, $10,107,000 and $38,716,000 aggregate principal amount, respectively, of our 10.75% Senior Notes due 2016.

(6)	An affiliate of Merrill, Lynch, Pierce, Fenner & Smith, Inc. (“Merrill”) also served as an initial purchaser of our $375 million aggregate principal amount floating rate senior notes due 2014 and $625 million aggregate principal amount 10.75% senior notes due 2016. In addition, an affiliate of Merrill served as administrative agent for, and held borrowings under, our interim loan agreement dated March 10, 2006, which borrowings we repaid in full in June 2006. Merrill and certain of its affiliates also served as co-lead arranger and joint bookrunner in connection with our Credit Agreement, and receive customary fees and expense reimbursements. Merrill and its affiliates have performed investment banking, commercial banking and advisory services for the Company and its affiliates in the ordinary course of business, for which they have received customary fees and expense reimbursements. Merrill and its affiliates may, from time to time, engage in transactions with and perform services for the Company and its affiliates in the ordinary course of business. From time to time, Merrill and its affiliates may effect transactions for their own account or the account of customers, including hedging such positions, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.

(7)	Credit Suisse Securities (USA) LLC (“Credit Suisse”) is also a holder of 963,380 Warrants. In addition, Credit Suisse or one or more of its affiliates was the lender, administrative agent, syndication agent and arranger under our Senior Subordinated Credit Agreement, dated as of January 16, 2004 and also arranged an amendment to this facility as administrative agent in 2005, and received customary fees in connection therewith. Credit Suisse has also acted as solicitation agent in soliciting consents related to various series of our senior notes, which are no longer outstanding, and received customary fees in connection therewith. Credit Suisse also served as a financial advisor to the Company during the period from July 2003 to June 2004, and received customary fees in connection therewith. Certain affiliates of Credit Suisse are also lenders under our Credit Agreement, dated as of March 10, 2006, as amended.

(8)

Information concerning other Preferred Selling Securityholders will be set forth in prospectus supplements or in an amendment to the registration statement of which this prospectus is a part if and when necessary. Totals in these columns may exceed the number of shares of Series A Preferred Stock and common stock offered by this prospectus as a result of the Preferred Selling Securityholders identified above having sold, transferred or otherwise disposed of some or all of their shares of Series A Preferred Stock since the date on which the information in the preceding table was provided to us without informing us of such sale(s). In no event will the number of shares of Series A Preferred Stock offered by this prospectus exceed 400,000 shares. Similarly, the total number of shares of our common stock issuable upon the conversion of all the Series A Preferred Stock may increase or decrease due to adjustments to the conversion rate. Pursuant to Rule 416 under the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar event or adjustment in the number of shares issuable as provided by the terms of the Series A Preferred Stock.

(9)	Assumes that all other holders of Series A Preferred Stock (and future transferees, pledgees, donees or successors of such holders) do not beneficially own any shares of our common stock other than the shares issuable upon conversion of the Series A Preferred Stock.

Warrants

Pursuant to the terms of our former Senior Subordinated Credit Agreement, dated January 16, 2004, among the Company, Credit Suisse First Boston, and the lenders named therein, we agreed to issue to such lenders an aggregate of 10,000,000 Warrants, entitling the holder thereof to purchase 2,000,000 shares of common stock of the Company, par value $0.01 per share, at an exercise price of $32.50 per share, in each case, as applicable, adjusted on account of the one-for-five reverse stock split of our common stock effective October 25, 2006.

The selling securityholders listed below and their transferees, pledgees, donees or other successors, if not identified in this prospectus then so identified in supplements to this prospectus or in an amendment to the registration statement of which this prospectus forms a part, as required, are the “Warrant Selling Securityholders” under this prospectus, and, together with the Preferred Selling Securityholders, the “Selling Securityholders.” The following table sets forth for each Warrant Selling Securityholder, as of a recent practicable date prior to the effectiveness of the registration statement of which this prospectus forms a part:

•	the name of each Warrant Selling Securityholder;

•	the number of Warrants and the number of shares of our common stock issuable upon exercise that may be sold by the Warrant Selling Securityholders; and

•	the number and percent of shares of common stock to be beneficially owned by each Warrant Selling Securityholder before and after the offering.

The information is based on information provided by or on behalf of the Warrant Selling Securityholders to us in Warrant Selling Securityholder questionnaires and is as of the date specified by the holders of the questionnaires. We have not sought to verify the information contained in the table. Because the Warrant Selling Securityholders may offer all or some portion of these securities pursuant to this prospectus, and because we are not currently aware of any agreements, arrangements or understandings with respect to the sale of these securities, we cannot predict the number of shares or principal amount of the securities that will be held by the Warrant Selling Securityholders upon termination of this offering. In addition, some of the Warrant Selling Securityholders may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information about themselves and the securities they were selling in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

Unless otherwise disclosed in the footnotes to the table below, no Warrant Selling Securityholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Name	Number of Warrants Beneficially Owned Prior to Offering	Number of Warrants that may be Offered Hereby (1)	Percentage of Outstanding Warrants	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Beneficially Owned After Offering
				Number	Percent (2)	Number	Percent (2)
Stanfield Offshore Leveraged Assets, Ltd.	84,507	84,507	*	0	*	0	*
King Street Capital, L.P	69,046	69,046	*	0	*	0	*
King Street Capital, Ltd.	146,722	146,722	1.47%	0	*	0	*
Concordia Distressed Debt Fund, L.P.	84,507	84,507	*	0	*	0	*

Name	Number of Warrants Beneficially Owned Prior to Offering	Number of Warrants that may be Offered Hereby (1)	Percentage of Outstanding Warrants	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock Beneficially Owned After Offering
				Number	Percent (2)	Number	Percent (2)
Credit Suisse Securities (USA) LLC (3)	963,380	963,380	9.6%	0	*	0	*
GSO Credit Opportunities Fund (Helios), LP	416,725	416,725	4.2%	0	*	0	*
Ore Hill Hub Fund Ltd.	488,380	488,380	4.9%
All other holders of the Warrants (and future transferees, distributees, pledges donees or successors of such holders) (4) (5)	7,746,733	7,746,733	77.5%	—	—	—	—

*	Less than 1%

(1)	Assumes exercise of the entire amount of Warrants held by the Warrant Selling Securityholder at a rate of one-fifth of a share of our Common Stock per Warrant. The number of shares of Common Stock issuable upon exercise of the Warrants may be adjusted under circumstances described under “Description of Warrants—Adjustments.” Under the terms of the Warrants, cash will be paid instead of issuing any fractional shares.

(2)	This percentage is calculated using as the numerator the number of shares of Common Stock included in the previous column and as the denominator 78,684,549 shares of Common Stock issued and outstanding, net of treasury shares, on February 15, 2007.

(3)	Credit Suisse Securities (USA) LLC (“Credit Suisse”) is also a holder of 6,000 shares of our Series A Preferred Stock. In addition, Credit Suisse or one or more of its affiliates was the lender, administrative agent, syndication agent and arranger under our Senior Subordinated Credit Agreement, dated as of January 16, 2004 and also arranged an amendment to this facility as administrative agent in 2005, and received customary fees in connection therewith. Credit Suisse has also acted as solicitation agent in soliciting consents related to various series of our senior notes, which are no longer outstanding, and received customary fees in connection therewith. Credit Suisse also served as a financial advisor to the Company during the period from July 2003 to June 2004, and received customary fees in connection therewith. Certain affiliates of Credit Suisse are also lenders under our Credit Agreement, dated as of March 10, 2006, as amended.

(4)	Information concerning other Warrant Selling Securityholders will be set forth in prospectus supplements or in an amendment to the registration statement of which this prospectus is a part if and when necessary. Totals in these columns may exceed the number of Warrants and common stock offered by this prospectus as a result of the Warrant Selling Securityholders identified above having sold, transferred or otherwise disposed of some or all of their Warrants since the date on which the information in the preceding table was provided to us without informing us of such sale(s). In no event will the number of Warrants offered by this prospectus exceed 10,000,000. Similarly, the total number of shares of our common stock issuable upon the exercise of all the Warrants may increase or decrease due to adjustments to the exercise price and the number of shares issuable upon exercise of the Warrants. Pursuant to Rule 416 under the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with the Warrants because of any stock dividend, stock split, recapitalization or other similar event or adjustment in the number of shares issuable upon exercise of the Warrants.

(5)	Assumes that all other holders of the Warrants (and future transferees, distributees, pledgees, donees or successors of such holders) do not beneficially own any shares of our common stock.

PLAN OF DISTRIBUTION

The Series A Preferred Stock and the Warrants are being registered to permit public secondary trading of the offered securities by the holders thereof from time to time after the date of this prospectus. Under the terms of the registration rights agreement entered into with representatives of the holders of the Preferred Stock and the Warrants, we have agreed, among other things, to pay substantially all of the expenses incidental to the registration and sale of the securities covered by this prospectus.

We will not receive any of the proceeds from the offering by the selling securityholders of the Warrants, the Series A Preferred Stock or the shares of common stock into which the Series A Preferred Stock is convertible or for which the Warrants may be exercised, except with respect to the Warrants under certain circumstances described in greater detail under the heading “Use of Proceeds.”

We cannot assure you that any selling securityholder will sell all or any portion of the securities offered under this prospectus or that any selling securityholder will not transfer, devise or gift its securities by other means not described in this prospectus.

The selling securityholders and any brokers, dealers or agents who participate in the distribution of the securities covered by this prospectus may be deemed to be “underwriters,” and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling securityholders may be deemed to be underwriters, the selling securityholders may be subject to some statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If the selling securityholders are deemed to be underwriters, they will be subject to the prospectus delivery requirements of the Securities Act.

The securities offered hereby may be sold from time to time directly by the selling securityholders or, alternatively, through underwriters, broker-dealers or agents. If the securities covered by this prospectus are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. Such securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve block transactions) (i) on any national securities exchange or quotation service on which the securities covered by this prospectus may be listed or quoted at the time of sale, (ii) in the over-the-counter market or (iii) in transactions otherwise than on such exchanges or services or in the over-the-counter market. The selling securityholders may also loan or pledge the securities offered hereby to broker-dealers that in turn may sell such securities.

The selling securityholders may use any one or more of the following methods when selling securities covered by this prospectus: (i) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (ii) short sales; and (iii) any other method permitted pursuant to applicable law. The selling securityholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades. In addition, the securities covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act rather than under this prospectus.

The selling securityholders and any other person participating in the distribution will be subject to applicable provisions of the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchase and sales of any of the securities by the selling securityholders and any other person. Furthermore, under Regulation M, any person engaged in the distribution of the securities may not simultaneously engage in market-making activities with respect to the particular securities being distributed for particular periods prior to the commencement of the distribution. All of the foregoing may affect the marketability of these securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

Under the terms of the respective registration rights agreements relating to the Series A Preferred Stock and the Warrants, holders of the securities covered by this prospectus and we have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act and Exchange Act, or will be entitled to contribution in connection with those liabilities.

There is no public trading market for the shares of the Series A Preferred Stock or the Warrants and we have not applied and do not intend to apply for listing of the shares of the Series A Preferred Stock or the Warrants on any national securities exchange or for quotation of the shares on any automated quotation system. No assurances can be given as to the liquidity of the trading market for the shares of the Series A Preferred Stock or the Warrants or that an active public market for those shares will develop. If an active market for the Warrants or the shares of the Series A Preferred Stock does not develop, the market price and liquidity of those shares may be adversely affected. If the shares of the Series A Preferred Stock or the Warrants are traded, they may trade at a discount from their initial offering price, depending on the market for similar securities, our performance and other factors.

We have agreed, subject to certain rights to suspend use of the shelf registration statement, to use reasonable best efforts to keep the shelf registration statement effective until the earliest of (a) the sale of all registrable securities registered under the shelf registration statement; (b) two years from the last date of original issuance of the securities (or for such other period as shall be required by Rule 144(k) of the Securities Act of 1993, as amended, or any successor provision thereto); and (c) the date on which the Preferred Stock and the Warrants and any shares of common stock issued in conversion or upon exercise thereof (1) cease to be outstanding or (2) have been resold pursuant to Rule 144.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

The Series A Preferred Stock was issued under a certificate of designations in a private transaction that was not subject to the registration requirements of the Securities Act. The following is a summary of certain provisions of the certificate of designations for our Series A Preferred Stock. A copy of the certificate of designations and the form of Series A Preferred Stock share certificate is available upon request from us at the address set forth under the Section “Where to Find More Information”. The following summary of the terms of Series A Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations. As used in this section, the terms the “Company”, “us”, “we” or “our” refer to HealthSouth Corporation and not any of its current or future subsidiaries.

General

Under our restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 1,500,000 shares of preferred stock, par value $0.10 per share, in one or more series, with such voting powers, full or limited, or no voting powers, and such preferences and such relative, participating, optional or other special rights, with such qualifications, limitations or restrictions of such preferences or rights, as shall be set forth in the resolutions providing therefor.

When issued, the Series A Preferred Stock was, and any common stock issued upon the conversion of the Series A Preferred Stock will be, fully paid and nonassessable. The holders of the Series A Preferred Stock have no preemptive or preferential right to purchase or subscribe for stock, obligations, Warrants or other securities of the Company of any class. The transfer agent, registrar, conversion and dividend disbursing agent for shares of both the Series A Preferred Stock and common stock of the Company is Mellon Investor Services, LLC.

The Series A Preferred Stock is subject to forced conversion, as described below under the caption “Forced Conversion”.

Under Delaware law, we may pay dividends on our Series A Preferred Stock, whether in cash or in shares of our common stock, out of our surplus, which, under Delaware law, is the amount by which our total assets exceeds the sum of:

•	our total liabilities, including our contingent liabilities, and

•	the amount of our capital.

If there is no surplus, dividends may be paid out of our net profits for the fiscal year in which the payment occurs and/or the preceding fiscal year. When required to make a determination of availability of surplus, the amount of our total assets and liabilities and the amount of our capital will be determined by our board of directors in accordance with Delaware law.

Ranking

The Series A Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

•

senior to all classes of our common stock and each other class of capital stock or series of preferred stock established after the Issue Date of the Series A Preferred Stock, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Junior Stock”);

•

on a parity with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Parity Stock”);

•

junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we will refer to collectively as “Senior Stock”); and

•	junior to all of our existing and future debt obligations and other liabilities, including claims of trade creditors.

While any shares of Series A Preferred Stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable. Without the consent of any holder of Series A Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “—Voting Rights” below.

Dividends

Holders of shares of Series A Preferred Stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, and to the extent we are in compliance with our credit facilities, our debt indentures and our other then-existing debt instruments, cash dividends at the rate per annum of 6.50% per share on the liquidation preference thereof (the “Liquidation Preference”), which, based upon the initial Liquidation Preference of $1,000 per share of Series A Preferred Stock, is equivalent to $65.00 per share annually. As further described below, the Liquidation Preference is subject to accretion in the event we do not pay accrued dividends on any Dividend Payment Date (as defined below).

Additional dividends will be payable under the circumstances described below under “—Transfer Restrictions; Registration Rights”. All references to dividends shall be deemed to include such additional dividends if such additional dividends are then payable.

If we determine in good faith (which determination shall be conclusive) that we are prohibited by the terms of our credit facilities, our debt indentures or any of our other then-existing debt instruments from paying cash dividends on the Series A Preferred Stock, we may pay dividends in shares of common stock (or a combination of cash and shares of common stock), as described below (including with respect to the valuation of such common stock) under the caption “Method of Payment of Dividends.”

Dividends on the Series A Preferred Stock are payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, or the following business day if such date is not a business day (each, a “Dividend Payment Date”), at the annual rate set forth above, and shall accrue from the most recent date as to which dividends shall have been paid or, in the case of the initial dividend, from the Issue Date, whether or not in the relevant dividend period there have been funds legally available for the payment of such dividends.

Each dividend on our Series A Preferred Stock, if declared, based upon the initial Liquidation Preference of $1,000 per share of Series A Preferred Stock, will be $16.25 per share. Dividends will be payable to holders of record as they appear on our stock register on the immediately preceding January 1, April 1, July 1 and October 1, or the following business day if such date is not a business day (each, a “Record Date”). Dividends payable on the Series A Preferred Stock for any period other than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If we are unable to, or otherwise do not, pay accrued dividends in full on the Series A Preferred Stock on any Dividend Payment Date as described above, the Liquidation Preference will be increased as of the first day immediately following such Dividend Payment Date by the accretion amount in respect of the unpaid dividends. The accretion amount per share of Series A Preferred Stock for any Dividend Payment Date on which accrued dividends are not paid in full will be calculated by multiplying:

•	the accretion rate of 8.0% per year, calculated on a quarterly basis, by

•	the Liquidation Preference as of such Dividend Payment Date, by

•	the fraction of the accrued dividends that were not paid on the Dividend Payment Date.

The Liquidation Preference as of any date will equal the initial Liquidation Preference of $1,000 per share increased, as described above, as the result of us not distributing dividends on prior Dividend Payment Dates and decreased to the extent we have made any payments described in the next paragraph. The amount of dividends payable for any period following a Dividend Payment Date on which there is a non-payment of dividends will be calculated on the basis of the accreted Liquidation Preference as of the first day of such period.

We may pay all or a portion of the amount by which the Liquidation Preference exceeds $1,000 per share of Series A Preferred Stock on any Dividend Payment Date or on any other date in cash only. The Liquidation Preference per share of Series A Preferred Stock will be reduced by the amount of such payment. Accordingly, if we pay all of such excess in cash on any Dividend Payment Date or on any other date, the Liquidation Preference will return to the initial Liquidation Preference, and the amount of subsequent dividend payments will be calculated on the basis of the initial Liquidation Preference for the period of time from the date of such reduction until the applicable Dividend Payment Date.

The persons entitled to receive such payment will be holders of our Series A Preferred Stock as they appear on our stock register on a date selected by the board of directors or an authorized committee. That date must (1) not precede the date our board of directors or an authorized committee of our board declares such payment payable and (2) not be more than 60 days prior to the date such payment is paid.

If we pay a portion of the dividends payable on the Series A Preferred Stock on a Dividend Payment Date and accrete the unpaid portion as described above, we will pay the current portion equally and ratably to the holders of Series A Preferred Stock.

We will use our reasonable best efforts to provide notice to the holders of the Series A Preferred Stock not later than ten days prior to a Dividend Payment Date if we determine that we will not pay dividends on that Dividend Payment Date. We will provide such notice by notifying the transfer agent and by issuing a press release. If a development occurs less than ten days prior to a Dividend Payment Date that will prevent us from paying dividends on such date, and we have not already provided notice, we will provide prompt notice to the holders and the transfer agent as set forth above. The notice will indicate whether we will accrete all or a portion of the dividends, the amount of the dividends to be accreted and whether the portion of dividends to be paid, if any, will be paid in cash or in common stock. Notwithstanding the foregoing, our failure (if any) to deliver such notice will not impair our ability to accrete payment of dividends in any respect.

We are only obligated to pay a dividend on our Series A Preferred Stock if our board of directors or an authorized committee of our board declares the dividend payable and we have assets that legally can be used to pay the dividend. The terms of our senior credit facility and the terms of our debt indentures limit our ability to pay cash dividends on the Series A Preferred Stock. Dividends on the Series A Preferred Stock, if paid in cash, and based upon the initial Liquidation Preference of $1,000 per share of Series A Preferred Stock, would amount to approximately $26 million in the aggregate for each full four-quarter period. See “Risk Factors—Risks Related to the Series A Preferred Stock”.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accrued and unpaid dividends (other than any accrued and unpaid dividends that have already resulted in accretion of the Liquidation Preference) have been or contemporaneously are declared and paid, or are declared and a sum of cash or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the Series A Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Series A Preferred Stock and any Parity Stock, dividends may be declared and paid on the Series A Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the aggregate amounts of dividends declared per share on, and the amounts of such dividends declared in cash per share on, the Series A Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on the shares of the Series A Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Series A Preferred Stock will not be entitled to any dividend, whether payable in cash or stock, in excess of full accrued dividends.

Method of Payment of Dividends

We will make each dividend payment on the Series A Preferred Stock in cash, except to the extent that we determine in good faith that we are prohibited by the terms of our credit facilities, our debt indentures or any of our other then-existing debt instruments from paying cash dividends on the Series A Preferred Stock, in which case we may elect to make all (or, if less than all, the prohibited portion) of such payment in shares of our common stock; provided, however, that during the period commencing on the Issue Date and ending on the second anniversary of the Issue Date, we may pay dividends by delivery of shares of our common stock only if (i) the common stock to be delivered as payment therefor is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

With respect to any delivery of shares of our common stock for which we rely on clause (ii) of the proviso to the preceding paragraph, we will use our reasonable best efforts to maintain the effectiveness of the registration statement for ten consecutive Trading Days immediately following the time of delivery of such shares. The resale of shares of our common stock delivered as a dividend will be subject to resale restrictions under the Securities Act.

If we elect to make any dividend payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose at 95% of the average of the daily Volume-Weighted Average Price (as defined below) per share of our common stock for each of the five consecutive Trading Days (as defined below) ending on the second Trading Day immediately prior to the Record Date for such dividend.

The term “Volume-Weighted Average Price” per share of our common stock on a Trading Day is the volume-weighted average price per share of our common stock on the NYSE for such Trading Day, as displayed by Bloomberg or such other comparable service determined in good faith by the Company that has replaced Bloomberg, or in the event that our shares are not traded on any securities exchange, an amount determined in good faith by our board of directors to be the fair value of the common stock, which determination shall be conclusive. Our common stock is currently traded on the NYSE under the ticker symbol “HLS.”

We will use our reasonable best efforts to give the holders of the Series A Preferred Stock notice of any election to make any dividend payment, or any portion thereof, in shares of our common stock. We will provide such notice by notifying the transfer agent and by issuing a press release. The notice will be given at least ten

Trading Days prior to the Record Date for such dividend and will set forth the portion of such payment that will be made in cash and the portion that will be made in common stock.

No fractional shares of common stock will be delivered to the holders of the Series A Preferred Stock, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of common stock. Any portion of any such payment that is declared and not paid through the delivery of shares of common stock will be paid in cash.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Series A Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including common stock), but after any distribution on any of our indebtedness or Senior Stock, an amount equal to the then-effective Liquidation Preference, plus accrued and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Series A Preferred Stock and all Parity Stock are not paid in full, the holders of the Series A Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accrued and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accrued and unpaid dividends to which they are entitled, the holders of the Series A Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale, conveyance, exchange or transfer of all or substantially all our assets, property or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designations does not contain any provision requiring funds to be set aside to protect the Liquidation Preference even though it is substantially in excess of the par value of the Series A Preferred Stock.

Voting Rights

Each holder of Series A Preferred Stock will have one vote for each share held by the holder on all matters voted upon by the holders of our capital stock, as well as voting rights specifically required by Delaware law from time to time.

If we fail to repurchase the shares of Series A Preferred Stock as described below under the caption “Repurchase Upon a Fundamental Change”, then the number of directors constituting our board of directors will be increased by two and the holders of outstanding Series A Preferred Stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will have a right to elect those additional directors to our board until all such shares have been repurchased. To exercise this right, any holder of our Series A Preferred Stock may by written notice request that we call a special meeting of the holders of our Series A Preferred Stock (and any such other series of preferred stock) for the purpose of electing the additional directors and, if the failure to repurchase is continuing, we must call that meeting within 35 days of the date of such written request. If we fail to call such a meeting upon request, any holder at that time of our Series A Preferred Stock may call a meeting. Upon repurchase of all such shares, the holders of our outstanding Series A Preferred Stock will no longer have the right to vote on these additional directors, the term of office of each director so elected will terminate immediately upon such repurchase and the number of our directors will, without further action, be reduced by two.

In addition, we will not, without the approval of the holders of at least two-thirds of the shares of our Series A Preferred Stock then outstanding, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable:

•

amend our restated certificate of incorporation if the amendment would alter or change the powers, preferences, privileges or rights of the holders of shares of our Series A Preferred Stock so as to adversely affect them;

•	issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any Senior Stock; or

•	reclassify any of our authorized stock into any Senior Stock of any class, or any obligation or security convertible into or evidencing a right to purchase any Senior Stock;

provided, however, that no such vote will be required for us to take any of these actions to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any Parity Stock or Junior Stock.

Conversion Rights

Each share of Series A Preferred Stock will be convertible at any time at the option of the holder thereof into the number of shares of common stock (the “Conversion Rate”) obtained by dividing (i) the then-effective Liquidation Preference by (ii) the Conversion Price (as defined below); provided, however, that we may elect to satisfy our conversion obligation with cash or a combination of cash and shares of common stock, as described below under the caption “Settlement Upon Conversion”. The “Conversion Price” is currently equal to $30.50 per share, subject to adjustment as described below under the caption “Conversion Price Adjustment”. The resale of the common stock issuable upon conversion of the Series A Preferred Stock will be subject to resale restrictions under the Securities Act.

With respect to any shares of Series A Preferred Stock that are “restricted securities” on the date of conversion because the registration statement of which this prospectus forms a part covering such securities is not yet effective or for any other reason, the shares of common stock distributed upon conversion will be treated as “restricted securities”, will bear a legend to such effect and will not be transferable by the recipient thereof except pursuant to an effective registration statement or pursuant to an exemption from the registration requirements of the Securities Act. All such shares will be issued in physical certificated form and will not be eligible for receipt in global form through the facilities of The Depository Trust Company (“DTC”). With respect to shares of Series A Preferred Stock that are no longer “restricted securities” on a conversion date, either as a result of a resale of the Series A Preferred Stock pursuant to the registration statement of which this prospectus forms a part or otherwise, all shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act (other than by our affiliates), and such shares will be eligible for receipt in global form through the facilities of DTC.

Holders of shares of Series A Preferred Stock who convert their shares on a day other than a Dividend Payment Date will not be entitled to any accrued dividends for the dividend period in which they convert their shares. Accordingly, shares of Series A Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the opening of business on the immediately succeeding Dividend Payment Date must be accompanied by payment in cash of an amount equal to the amount of the dividend payable on such shares on such Dividend Payment Date. Such holders will be entitled to receive the dividend payment on those shares on that Dividend Payment Date. A holder of shares of Series A Preferred Stock on a Record Date who (or whose transferee) tenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the Series A Preferred Stock on that date (and if we do not to pay such dividend, such holder’s shares converted on such date will be converted at a Conversion Rate that reflects the accretion of the Liquidation Preference that results from such non-payment), and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Series A Preferred

Stock for conversion. Except as provided above with respect to any conversion described herein under “Conversion Rights”, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Forced Conversion

At any time on or after July 20, 2011, we may at our option cause the Series A Preferred Stock to be automatically converted at the Conversion Rate then in effect. We may exercise this right only if the Closing Sale Price (as defined below) of our common stock equals or exceeds 150% of the Conversion Price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the forced conversion as described below.

The term “Trading Day” means a day during which trading in securities generally occurs on the principal national securities exchange on which our common stock is listed.

The “Closing Sale Price” of common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on NYSE. In the absence of such a quotation, but only with respect to our common stock, the Closing Sale Price will be an amount determined in good faith by our board of directors to be the fair value of such common stock, and such determination shall be conclusive.

To exercise the forced conversion right described above, we will issue a press release prior to the close of business on the first Trading Day following any date on which the conditions described in the first paragraph of this “Forced Conversion” section are met, announcing such election to call a Forced Conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Series A Preferred Stock (not more than four business days after the date of the press release) of the election to call a Forced Conversion. The conversion date will be a date selected by us (which we will refer to as the “Forced Conversion Date”) and will be no more than 15 days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a forced conversion shall state, as appropriate:

•	the Forced Conversion Date;

•

the number of shares of common stock to be issued (and the amount of cash (other than cash in lieu of fractional shares) to be paid, if we so elect) upon conversion of each share of Series A Preferred Stock;

•	the number of shares of Series A Preferred Stock to be converted; and

•	that dividends on the Series A Preferred Stock to be converted will cease to accrue on the Forced Conversion Date.

On and after the Forced Conversion Date, dividends will cease to accrue on the Series A Preferred Stock called for a forced conversion, all rights of holders of such Series A Preferred Stock will terminate and all outstanding shares of Series A Preferred Stock will automatically convert into the common stock issuable (and cash payable, if we so elect) upon conversion thereof at the Conversion Rate then in effect. The dividend payment with respect to the Series A Preferred Stock for which the Forced Conversion Date occurs during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date. Except as provided in the immediately preceding sentence, with respect to a forced conversion, no payment or adjustment will be made upon conversion of Series A Preferred Stock for accrued and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

In addition to the forced conversion provision described above, if there are fewer than 15,000 shares of Series A Preferred Stock outstanding, we may, at any time on or after July 20, 2011, at our option, cause the Series A Preferred Stock to be automatically converted into that number of shares of common stock equal to the then-effective Liquidation Preference divided by the lesser of the Conversion Price then in effect and the Market Value (as defined below under the caption “Conversion Price Adjustment”) as determined on the second Trading Day immediately prior to the Forced Conversion Date (which conversion obligation may be satisfied in cash or a combination of cash and common stock, if we so elect). The provisions of the immediately preceding three paragraphs shall apply to any such conversion; provided, however, that to exercise the right described in this paragraph, we must issue a press release at any time following satisfaction of the condition described in this paragraph.

Settlement Upon Conversion

If a holder holds a beneficial interest in a global certificate representing shares of Series A Preferred Stock, to convert those shares of Series A Preferred Stock the holder must comply with DTC’s procedures for converting a beneficial interest in a global certificate and, if required, pay funds equal to dividends payable on the next Dividend Payment Date to which the holder is not entitled and, if required, pay all taxes or duties, if any.

If a holder holds a certificate representing shares of Series A Preferred Stock, to convert those shares of Series A Preferred Stock the holder must:

•	complete and manually sign the conversion notice on the back of the certificate, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the certificate to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to dividends payable on the next Dividend Payment Date to which the holder is not entitled.

In lieu of delivery of shares of common stock in satisfaction of our obligation upon conversion of the Series A Preferred Stock, we may elect to deliver cash or a combination of cash and shares of common stock. If we elect to do so, we will inform the holders of the method we choose to satisfy our obligation upon conversion of the Series A Preferred Stock no later than the second Trading Day immediately following the related conversion date.

If we choose to satisfy any portion of our conversion obligation in cash, we will specify the amount to be satisfied in cash as a fixed dollar amount. We will treat all holders converting on the same Trading Day in the same manner. We will not, however, have any obligation to settle our conversion obligations arising on different Trading Days in the same manner.

If we elect to satisfy any portion of our conversion obligation in cash (other than cash in lieu of fractional shares), the holders may retract their conversion notice at any time during the two Trading Day period beginning on the Trading Day after we have notified the holders of our method of settlement. We refer to this period as the “Conversion Retraction Period”, and we refer to the last Trading Day in the Conversion Retraction Period as the “Retraction Date”.

Settlement in shares of common stock only will occur as soon as practicable after the third Trading Day following the conversion date.

Settlements made entirely or partially in cash will occur on the third Trading Day following the final Trading Day of the Cash Settlement Averaging Period (as defined below).

The settlement amount will be computed as follows:

1. If we elect to satisfy the entire conversion obligation in common stock, we will deliver to the holder a number of shares of our common stock equal to (i) the Conversion Rate then in effect multiplied by (ii) the number of shares of Series A Preferred Stock to be converted (provided that we will deliver cash in lieu of fractional shares).

2. If we elect to satisfy the entire conversion obligation in cash, we will deliver to the holder cash in an amount equal to the Conversion Value, as defined below.

3. If we elect to satisfy the conversion obligation in a combination of cash and common stock, we will deliver to the holder:

•

an amount in cash equal to the lesser of (i) the Conversion Value and (ii) the dollar amount per share of Series A Preferred Stock to be converted specified in the notice regarding our chosen method of settlement (the “Specified Dollar Amount”); and

•

a number of whole shares per share of Series A Preferred Stock to be converted equal to the sum of the Daily Share Amounts, as defined below, for each of the trading days in the Cash Settlement Averaging Period (provided that we will deliver cash in lieu of fractional shares).

The “Cash Settlement Averaging Period” means, in respect of a conversion date, the twenty consecutive Trading Day period beginning on the Trading Day following the Retraction Date.

The “Conversion Value” per share of Series A Preferred Stock will be an amount equal to the sum of the Daily Conversion Value Amounts, as defined below, for each of the Trading Days in the Cash Settlement Averaging Period.

The “Daily Conversion Value Amount” means, for each Trading Day of the Cash Settlement Averaging Period and for each share of Series A Preferred Stock, the amount equal to the Closing Sale Price of our common stock on such Trading Day multiplied by the Conversion Rate in effect on such Trading Day divided by 20.

The “Daily Share Amount” means, for each Trading Day of the Cash Settlement Averaging Period and for each share of Series A Preferred Stock, a number of shares (but in no event less than zero) determined by the following formula:

(Closing Sale Price on such Trading Day x Applicable Conversion Rate) – Specified Dollar Amount
Closing Sale Price on such Trading Day x 20

If an event requiring an anti-dilution adjustment occurs subsequent to any Trading Day and prior to delivery of the Daily Share Amount for such share upon settlement, such Daily Share Amount will be appropriately adjusted.

Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion, whether voluntary or forced, or in respect of dividend payments made in common stock on Series A Preferred Stock. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the Closing Sale Price at the close of business on the Trading Day next preceding the date of conversion.

Conversion Price Adjustment

The Conversion Price is subject to adjustment (in accordance with formulas set forth in the certificate of designations) in certain events, including:

•	any payment of a dividend or other distribution to all holders of our common stock in shares of our common stock;

•

any issuance to all holders of shares of common stock of rights, options or Warrants entitling them to subscribe for or purchase shares of common stock or securities convertible into or exchangeable for shares of common stock for a period expiring within sixty (60) days from the date of issuance at less than the Market Value; provided, however, that no adjustment shall be made with respect to such a distribution if the holder of shares of Series A Preferred Stock would be entitled to receive such rights, options or Warrants upon conversion at any time of shares of Series A Preferred Stock into common stock; provided, further, however, that if such rights, options or Warrants are only exercisable upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur;

•	any subdivision, split, combination or reclassification of the common stock;

•	any distribution by us consisting exclusively of cash to all holders of our common stock, in which event the Conversion Price will be adjusted by multiplying:

(1) the Conversion Price by:

(2) a fraction, the numerator of which will be the Market Value minus the amount per share of such dividend or distribution and the denominator of which will be the Market Value.

•

the successful completion of a tender or exchange offer made by us or any subsidiary of ours for outstanding shares of our common stock to the extent that the cash and the value of any other consideration included in the payment per share of our common stock exceeds the Closing Sale Price of our common stock on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; or

•

a distribution to all holders of common stock consisting of evidences of indebtedness, shares of capital stock other than our common stock, or assets (including securities, but excluding those dividends, rights, options, Warrants and distributions referred to above).

Notwithstanding the foregoing, in no event will the Conversion Price be less than $24.45, subject to adjustment in accordance with the first, second, third, fifth and sixth bullet points above under this caption “—Conversion Price Adjustment”.

No adjustment to the Conversion Price will be required unless such adjustment would result in an increase or decrease of at least 1.0% of the Conversion Rate then in effect. Any lesser adjustment shall be carried forward and shall be made at the time of and together with the next subsequent adjustment, if any, which, together with any adjustment or adjustments so carried forward, shall result in an increase or decrease of at least 1.0% of such Conversion Rate; provided, however, that we will make such adjustments no later than the earlier of (i) April 15 of each calendar year and (ii) the date on which we deliver any notice of a Forced Conversion. No adjustment to the Conversion Price will be made if such adjustment will result in a Conversion Price that is less than the par value of our common stock. We reserve the right to make such reductions in the Conversion Price in addition to those required in the foregoing provisions as we consider to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. If we elect to make such a reduction in the Conversion Price, we will comply with the requirements of securities laws and regulations thereunder if and to the extent that such laws and regulations are applicable in connection with the reduction in the Conversion Price.

The term “Market Value” means the average Closing Sale Price of our common stock for a five consecutive Trading Day period on the NYSE, or if not traded on a principal national securities exchange or automated quotation system, an amount to be determined in good faith by our board of directors to be the fair value of the common stock, preceding the earlier of (i) the day preceding the date of determination and (ii) the day before the “ex date” with respect to the issuance or distribution requiring such computation. For purposes of this definition, the term “ex date” when used with respect to any issuance or distribution, means the first date on which our common stock trades on a principal national securities exchange or quotation system, without the right to receive the issuance or distribution.

On conversion, to the extent the holders of Series A Preferred Stock receive common stock, they will receive, in addition to shares of our common stock and any cash for fractional shares, the rights under any future stockholder rights plan (i.e., poison pill) we may establish, whether or not the rights are separated from our common stock prior to conversion. A distribution of rights pursuant to any such a stockholder rights plan will not trigger a Conversion Price adjustment pursuant to the second or sixth bullet points under this caption “—Conversion Price Adjustment”, so long as we have made proper provision to provide that holders will receive such rights upon conversion in accordance with the terms of the certificate of designations. We currently do not have a stockholder rights plan.

The Conversion Price will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the Issue Date;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid dividends on the Series A Preferred Stock.

Recapitalizations, Reclassifications and Changes in Our Common Stock

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us (with certain exceptions), or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of a share of Series A Preferred Stock then outstanding will, upon conversion of such Series A Preferred Stock, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of shares of common stock into which such Series A Preferred Stock was convertible immediately prior thereto, after giving effect to any adjustment event (or, if the transaction provides the holders of our common stock with the opportunity to elect the form of consideration to be received in such transaction, the weighted average of the forms and amounts of consideration received by the holders of our common stock that affirmatively make an election). This provision does not limit the rights of holders or our rights in the event of a Fundamental Change (as defined below under the caption “—Adjustment to the Conversion Rate Upon a Fundamental Change”), including the adjustment to the Conversion Rate in the event of a Fundamental Change and the holders’ right to require us to purchase any or all of their shares of Series A Preferred Stock.

Adjustment to the Conversion Rate Upon a Fundamental Change

We must give notice of each Fundamental Change (as defined below) to all record holders on a date (the “Fundamental Change Notice Date”) that is within ten Trading Days after the effective date of such Fundamental Change (the “Effective Date”) and, with respect to a Fundamental Change described in paragraph

(2) of the definition of that term, at least ten Trading Days prior to the anticipated Effective Date of such Fundamental Change. The notice will state the events causing the Fundamental Change and the Effective Date or anticipated Effective Date thereof. If a holder converts its Series A Preferred Stock at any time beginning at the opening of business on the Trading Day immediately following the Effective Date of a Fundamental Change described in paragraph (2) of the definition of that term, and ending at the close of business on the 30th Trading Day immediately following such Effective Date, we will increase the Conversion Rate for such converted shares of Series A Preferred Stock by the amount described under “—Determination of the Adjustment to the Conversion Rate Upon a Fundamental Change”. The additional shares described under the caption “—Determination of the Adjustment to the Conversion Rate Upon a Fundamental Change” will be issued (or, if we so elect, the cash will be paid or the cash and additional shares will be paid and issued) after the later to occur of (i) the fifth business day following the Effective Date and (ii) the fifth business day following the relevant date of conversion, in each case subject to the provisions described under “—Settlement Upon Conversion”.

A “Fundamental Change” will be deemed to have occurred upon the occurrence of any of the following:

1. a “person” or “group” within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that the person or group has become the direct or indirect ultimate “beneficial owner”, as defined in Rule 13d-3 under the Exchange Act, of our voting stock representing more than 50% of the voting power of our voting stock;

2. consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one of our subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of our voting stock immediately prior to the transaction own, directly or indirectly, more than 50% of all classes of voting stock of the continuing or surviving corporation or transferee immediately after the event shall not be a Fundamental Change;

3. continuing directors cease to constitute at least a majority of our board of directors;

4. we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution; or

5. our common stock ceases to be listed on a national securities exchange or quoted on the Nasdaq National Market or another over-the-counter market in the United States.

However, a Fundamental Change will not be deemed to have occurred in the case of a share exchange, consolidation or merger, if (i) 100% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in such transaction consists of common stock of a United States company traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and (ii) as a result of such transaction or transactions the shares of Series A Preferred Stock become convertible solely into such common stock.

“Continuing director” means a director who either was a member of our board of directors on the date of this Prospectus or who becomes one of our directors subsequent to that date and whose election, appointment or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of that approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which that individual is named as nominee for director.

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Determination of the Adjustment to the Conversion Rate Upon a Fundamental Change

If a holder of Series A Preferred Stock elects to convert such stock upon the occurrence of a Fundamental Change described in paragraph (2) of the definition of that term within the time period described above under “—Adjustment to the Conversion Rate Upon a Fundamental Change”, we will increase the Conversion Rate for such Series A Preferred Stock.

The increase in the Conversion Rate will be expressed as additional shares to be issued per $1,000 Liquidation Preference of Series A Preferred Stock that is converted. The number of additional shares will be determined by reference to the table below, based on the Effective Date and the price of our common stock (the “Stock Price”). If the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common stock consists solely of cash, then the Stock Price will be the cash amount paid per share of our common stock. Otherwise the Stock Price will be the average of the Closing Sale Price per share of our common stock for the five consecutive Trading Days immediately preceding the Effective Date.

The following table sets forth the Stock Price paid, or deemed paid, per share of our common stock in a transaction that constitutes the Fundamental Change, the Effective Date and the number of additional shares to be added to the Conversion Rate for each $1,000 of Liquidation Preference of Series A Preferred Stock converted:

Number of Additional Shares

	Effective Date
Stock Price (1)	As of March 7,	2007	2008	As of July 20,		2011	Thereafter
	2006			2009	2010
$24.40	8.19654	8.19654	8.19654	8.19654	8.19654	8.19654	8.19654
$26.25	7.23134	6.83950	6.57404	6.24606	6.3423	6.09884	6.09884
$28.75	5.98122	5.93732	5.61906	5.28456	4.98024	4.7675	4.7675
$31.25	5.22644	4.85376	4.53218	4.14976	4.14334	3.93436	3.93436
$33.75	4.54480	4.12994	3.87816	3.47700	3.04082	2.8214	2.8214
$38.75	3.53008	3.12150	2.88244	2.46094	1.90308	1.60204	1.60204
$43.75	2.79796	2.40074	2.17584	1.74972	1.0882	0.6173	0.6173
$50.00	2.12966	1.76746	1.53508	1.13354	0.38762	0.0000	0.0000
$60.00	1.6283	1.24028	1.0753	0.74182	0.17906	0.0000	0.0000
$75.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1)	The Stock Prices set forth in the table have been adjusted since the initial offering pursuant to a one-for-five reverse stock split and will be further adjusted as of any date on which the Conversion Price of the Series A Preferred Stock is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to the adjustment divided by a fraction, the numerator of which is the Conversion Price immediately prior to the adjustment to the Conversion Price and the denominator of which is the Conversion Price as so adjusted.

The exact Stock Price and Effective Date may not be set forth in the table, in which case:

•

if the Stock Price is between two Stock Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower Stock Prices and the two Effective Dates, as applicable, based on a 365-day year;

•	if the Stock Price is in excess of $75.00 per share (subject to adjustment in the same manner as the Stock Price) the payment corresponding to row $75.00 will be paid; and

•	if the Stock Price is less than $24.40 per share (subject to adjustment in the same manner as the Stock Price), there will be no increase in the Conversion Rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 40.8998 per $1,000 Liquidation Preference, subject to adjustment in the same manner as the Conversion Price as described under the caption “—Conversion Price Adjustment”.

Our obligation to increase the Conversion Rate as described in this section could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Repurchase Upon a Fundamental Change

In the event of a Fundamental Change, the holders will have the right, at their option, subject to the terms and conditions of the certificate of designations, to require us to purchase any or all of their shares of Series A Preferred Stock. We will purchase the Series A Preferred Stock with cash at a price equal to 100% of the Liquidation Preference of the shares to be purchased plus any accrued and unpaid dividends to, but excluding, the Fundamental Change Purchase Date (as defined below), unless such Fundamental Change Purchase Date falls after a Record Date and on or prior to the corresponding Dividend Payment Date, in which case (i) we will pay the full amount of accrued and unpaid dividends payable on such Dividend Payment Date only to the holder of record at the close of business on the corresponding Record Date and (ii) the purchase price payable on the Fundamental Change Purchase Date will include only the Liquidation Preference, but will not include any amount in respect of dividends declared and payable on such corresponding Dividend Payment Date. We will be required to purchase the Series A Preferred Stock as of a date that is not less than 30 or more than 60 business days after the occurrence of such Fundamental Change, which we refer to as a “Fundamental Change Purchase Date”. Our obligation to repurchase the Series A Preferred Stock will be subject to our compliance with all applicable securities laws at the time of repurchase, as determined by us in our sole discretion.

In addition, holders of Series A Preferred Stock will not have the right to require us to repurchase shares of Series A Preferred Stock upon a Fundamental Change (i) unless such purchase complies with our credit facilities, our debt indentures and our other debt instruments and (ii) unless and until our board of directors has approved such Fundamental Change or elected to take a neutral position with respect to such Fundamental Change.

Within 30 business days after the occurrence of a Fundamental Change, we will mail a written notice of the Fundamental Change to each holder of Series A Preferred Stock, containing the following:

•	the last day on which the Fundamental Change purchase right described hereunder may be exercised; the Fundamental Change purchase price;

•	the Fundamental Change Purchase Date;

•	the name and address of the transfer agent;

•	the Conversion Price and any adjustments to the Conversion Price;

•

a statement that the Series A Preferred Stock with respect to which a Fundamental Change Purchase Notice (as defined below) is given may be converted only if the Fundamental Change Purchase Notice has been withdrawn in accordance with the terms of the Series A Preferred Stock; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, holders must deliver a written notice (the “Fundamental Change Purchase Notice”) to the transfer agent prior to the close of business on the business day immediately before the Fundamental Change Purchase Date. The Fundamental Change Purchase Notice must state:

•	if certificated shares of Series A Preferred Stock have been issued, the stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of shares of Series A Preferred Stock to be purchased; and

•	that we are to purchase such shares of Series A Preferred Stock pursuant to the applicable provisions of the certificate of designations.

Holders may withdraw any Fundamental Change Purchase Notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the Fundamental Change purchase date. The notice of withdrawal must state:

•	the number of the withdrawn shares of Series A Preferred Stock;

•	if certificated shares of Series A Preferred Stock have been issued, the stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of shares of Series A Preferred Stock that remain subject to the Fundamental Change Purchase Notice.

The Fundamental Change purchase feature of the Series A Preferred Stock may in certain circumstances make more difficult or discourage a takeover of the Company. The Fundamental Change purchase feature, however, is not the result of our knowledge of any specific effort to accumulate shares of our common stock, to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or by management to adopt a series of anti-takeover provisions.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Fundamental Change with respect to the Fundamental Change purchase feature of the Series A Preferred Stock but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

Our ability to purchase shares of Series A Preferred Stock upon the occurrence of a Fundamental Change is subject to important limitations. Because a substantial amount of our operations is conducted through our subsidiaries, our ability to purchase the Series A Preferred Stock for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. If a Fundamental Change were to occur, we may not have sufficient legally available funds to pay the purchase price in cash for all tendered shares of Series A Preferred Stock. Our current credit agreements and debt indentures contain provisions prohibiting or restricting the purchase of the Series A Preferred Stock under certain circumstances. In addition, a Fundamental Change may constitute an event of default under those agreements or indentures. If a Fundamental Change occurs at a time when we are prohibited from purchasing Series A Preferred Stock for cash, we could seek the consent of our lenders to purchase the Series A Preferred Stock or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the Series A Preferred Stock.

Consolidation, Merger and Sale of Assets

The certificate of designations provides that we may, without the consent of the holders of any of the outstanding Series A Preferred Stock, consolidate with or merge into any other person or convey, transfer or lease all or substantially all our assets to any person or may permit any person to consolidate with or merge into, or transfer or lease all or substantially all its properties to, us; provided, however, that (a) the successor, transferee or lessee is organized under the laws of the United States or any political subdivision thereof; (b) the shares of Series A Preferred Stock will become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Series A Preferred Stock had immediately prior to such transaction; and (c) certain procedural conditions are met.

Under any consolidation by us with, or merger by us into, any other person or any conveyance, transfer or lease of all or substantially all our assets as described in the preceding paragraph, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, ours under the shares of Series A Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series A Preferred Stock. This provision does not limit the rights of holders in the event of a Fundamental Change.

SEC Reports

If, during the period beginning on July 1, 2006 (the first day of the second full fiscal quarter following the Issue Date) and ending on the second anniversary of the Issue Date, we fail to file any annual or quarterly reports with the SEC within 15 days after the time periods prescribed under the Exchange Act or the related rules and regulations under the Exchange Act, then the dividend rate per annum shall increase by 0.50% until all such reports have been filed with the SEC.

Notices

When we are required to give notice to holders of our Series A Preferred Stock by issuing a press release, rather than directly to holders, we will do so in a public medium that is customary for such press release. In such cases, however, publication of a press release through the Dow Jones News Service will be considered sufficient to comply with such notice obligation.

When we are required to give notice to holders of our Series A Preferred Stock within a specified number of Trading Days prior to a specified event, we will identify such Trading Days in good faith based on the definition of Trading Days set forth above. Any notice issued in reliance on such identification will satisfy our obligation with respect to the timing of such notice, notwithstanding any subsequent events that may cause such days to fail to be Trading Days.

Miscellaneous

We will at all times reserve and keep available out of our authorized and unissued common stock, solely for issuance upon the conversion of the Series A Preferred Stock, that number of shares of common stock as shall from time to time be issuable upon the conversion of all the shares of the Series A Preferred Stock then outstanding. The Series A Preferred Stock converted into our common stock or otherwise reacquired by us shall resume the status of authorized and unissued shares of our preferred stock, undesignated as to series, and shall be available for subsequent issuance. Before the delivery of any common stock that we will be obligated to deliver upon conversion of the Series A Preferred Stock, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of common stock delivered upon conversion of the Series A Preferred Stock will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Book-Entry, Delivery and Form

We initially issued the Series A Preferred Stock in the form of global securities. The global securities were deposited with, or on behalf of, the Depositary and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Shares of Series A Preferred Stock that are issued as described below under the caption “Certificated Series A Preferred Stock” will be issued in definitive form. Upon the transfer of Series A Preferred Stock in definitive form, such Series A Preferred Stock will, unless the global securities have previously been exchanged for Series A Preferred Stock in definitive form, be exchanged for an interest in the global securities representing the Liquidation Preference being transferred.

The Depositary has advised us as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by the Depositary, upon the deposit of the global securities with, or on behalf of, the Depositary, the Depositary credited, on its book-entry registration and transfer system, the Liquidation Preference represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by us. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the registered holder and owner of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the Series A Preferred Stock evidenced by the global certificates for all purposes of such Series A Preferred Stock and the certificate of designations. Except as set forth below as an owner of a beneficial interest in the global certificates, you will not be entitled to have the Series A Preferred Stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Series A Preferred Stock in definitive form and will not be considered to be the owner or holder of any Series A Preferred Stock under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on Series A Preferred Stock represented by the global securities registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global securities. We expect that the Depositary or its nominee, upon receipt of any payment on the global securities, credited participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the Liquidation Preference of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Series A Preferred Stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants or indirect participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The share of Series A Preferred Stock will be subject to certain restrictions on transfer set forth on the shares and the certificates evidencing the shares will bear the legend regarding such transfer restrictions set forth under “Notice to Investors; Transfer Restrictions”.

Registration Rights

Under the terms of a registration rights agreement that we entered into with the holders of the Series A Preferred Stock, we are required to:

•

file the registration statement of which this prospectus forms a part with the SEC on or prior to the day (the “Filing Date”) that is 30 days after the Company is required to file its Report on Form 10-K with the SEC for the fiscal year ending December 31, 2006 (giving effect to any extensions under the Exchange Act);

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act no later than 180 days after the Filing Date; and

•

use our reasonable best efforts to keep the shelf registration statement effective after its effective date until the earlier of (1) the sale pursuant to the shelf registration statement of all of the Series A Preferred Stock and any of the common stock issued upon conversion of the Series A Preferred Stock; (2) the expiration of the holding period applicable to the Series A Preferred Stock and the common stock issuable upon conversion of the Series A Preferred Stock held by non-affiliates of the Company under Rule 144(k) under the Securities Act; and (3) the date on which all of the Series A Preferred Stock and any of the common stock issued upon conversion of the Series A Preferred Stock (i) cease to be outstanding or (ii) have been resold pursuant to Rule 144 under the Securities Act.

We have the right to suspend use of the shelf registration statement during specified periods of time for any bona fide reason, including pending corporate developments and public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. If we fail to file the shelf registration statement on or prior to the Filing Date, the shelf registration statement is not declared effective on or prior to the 180th day after the Filing Date or, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, other than the periods during which we are permitted to suspend use of the registration statement (any of the foregoing, a “registration default”), then, in each case, we will pay additional dividends to all holders of Series A Preferred Stock equal to the applicable dividend rate or accretion rate for the relevant period plus (i) 0.25% per annum for the first 90 days after such registration default and (ii) thereafter, 0.50% per annum. So long as the failure to file or become effective or such unavailability continues, we will pay additional dividends on each Dividend Payment Date to the person who is the holder of record of the Series A Preferred Stock on the applicable Record Date. When such registration default is cured, additional dividends through the date of cure will be paid in cash on the subsequent Dividend Payment Date to the record holder.

We filed the registration statement of which this prospectus forms a part with the SEC pursuant to the registration rights granted in connection with the original issuance of the Series A Preferred Stock.

A holder who elects to sell any Series A Preferred Stock or common stock pursuant to the shelf registration statement:

•	will be required to be named as selling securityholder;

•	will be required to deliver to purchasers a prospectus or an effective notice under Rule 173 under the Securities Act to the effect that such sale was made pursuant to a registration statement;

•	will be subject to the civil liability provisions under the Securities Act in connection with any sales; and

•	will be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

We refer to the Series A Preferred Stock and common stock issuable upon conversion of the Series A Preferred Stock as “registrable securities”. Promptly upon request from any holder of registrable securities, we will provide a form of notice and questionnaire, which must be completed and delivered by that holder to us before any intended distribution of registrable securities under the registration statement of which this prospectus forms a part. To be named as a selling security holder in the registration statement of which this prospectus forms a part when it first becomes effective, holders must complete and deliver a selling securityholder questionnaire at least five business days before the effectiveness of the registration statement of which this prospectus forms a part. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell any registrable securities under the registration statement.

The description of the registration rights agreement appearing above is a summary of the material provisions of the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the registration rights agreement, a copy of which was filed as Exhibit 4.8 to our Annual Report of Form 10-K for the year ended December 31, 2005, filed with the SEC on March 29, 2006.

Certificated Series A Preferred Stock

Subject to certain conditions, the Series A Preferred Stock represented by the global securities is exchangeable for certificated Series A Preferred Stock in definitive form if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed within 90 days or (2) we in our discretion at any time determine not to have all of the Series A Preferred Stock represented by the global securities. Any Series A Preferred Stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Series A Preferred Stock issuable for such number of shares and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depositary or its nominee.

DESCRIPTION OF THE WARRANTS

On January 16, 2004, we entered into a warrant agreement (the “Warrant Agreement”) with Wells Fargo Bank Northwest, N.A. (the “Warrant Agent”) pursuant to which we issued to the lenders named therein 10,000,000 Warrants. The issuance of the Warrants satisfied an existing obligation we had to such lenders in connection with the repayment of our 3.25% Convertible Debentures on January 16, 2004. Each of the Warrants issued under the Warrant Agreement initially entitled the holder thereof to purchase one share of our common stock at an exercise price of $6.50. On October 25, 2006, we effected a one-for-five reverse stock split of our common stock. As such, the exercise price of the Warrants increased from $6.50 to $32.50 per share, and as a result, the aggregate number of shares of common stock issuable upon exercise of the Warrants decreased from 10,000,000 to 2,000,000. The following is a summary of certain provisions of the Warrant Agreement and the Warrants. The following summary of the Warrant Agreement and the Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Warrant Agreement and the Warrants, copies of which have been filed as exhibits to our current report on Form 8-K filed with the SEC on January 20, 2004. The Warrants expire on January 16, 2014.

Exercise of Warrants

Each warrant entitles its holder to purchase one-fifth of a share of common stock at an exercise price of $32.50 per share, subject to adjustment in accordance with the anti-dilution and other adjustment provisions described below. The holder of each warrant will be able to exercise the warrant, in whole or part, by delivering to the Warrant Agent the certificate representing the warrant, the exercise notice properly completed and executed and payment of the aggregate exercise price for the number of shares of common stock as to which the warrant is being exercised. The exercise price will be payable to the Warrant Agent at the option of each warrant holder, (a) in cash or by certified or official bank or bank cashier’s check payable to the order of HealthSouth Corporation; or (b) by cashless exercise, pursuant to which the exercise price would be paid by surrendering additional Warrants to the Warrant Agent having an aggregate spread (generally, with respect to any Warrant, the current market value of the shares of common stock subject to such Warrant, less the exercise price of such Warrant) equal to the aggregate exercise price of the Warrants being exercised.

Each Warrant is exercisable at any time on or prior to January 16, 2014. Each warrant may be exercised at any time in whole or in part at the applicable exercise price until the expiration date. No fractional shares of our common stock will be issued upon the exercise of the Warrants. Instead, we will pay cash in an amount equal to the product resulting from multiplying the fractional amount by the market price per share determined averaging the daily market price for the 20 trading days ending on the last trading day before the date of exercise.

Upon exercise of each Warrant and as soon as practicable thereafter, we will issue and deliver a stock certificate representing the number of shares that were exercised under the Warrant. If the Warrant is not fully exercised, we will execute and deliver a new Warrant exercisable for the remaining shares at the same time we deliver the stock certificate for the exercised shares.

Repurchase Offers

The Company shall offer to repurchase all outstanding Warrants in the event: (1) the Company merges or consolidates with another person or entity pursuant to which the holders of common stock receive consideration for such common stock and the common stock thereafter issuable upon exercise of the Warrants is not registered; (2) the Company sells all or substantially all of its assets to another person or entity and the common stock thereafter issuable upon exercise of the Warrants is not registered; or (3) the Company or any of its subsidiaries purchases common stock pursuant to a tender offer or exchange offer for a price that is greater than the current market value of the common stock. Each holder may, but is not obligated to, accept such repurchase offer, and may do so either in part or in whole. The repurchase price for each warrant properly tendered, except in the case of a repurchase pursuant to a tender offer or exchange offer, as described above, will be equal to the value of the common stock on the date five business days before notice of the repurchase offer is given (measured by the daily market price of the common stock for the 20 consecutive trading days immediately preceding such valuation date), less the exercise price in effect on the date on which notice of repurchase is given. The repurchase price for each warrant properly tendered pursuant to a tender offer or exchange offer, as described above shall be equal to the price that would have been paid for the shares of common stock represented by such warrant had such warrant been exercised and such shares of common stock tendered or exchanges in the relevant tender offer or exchange offer. The Company is required to give notice of a repurchase offer within two business days of any repurchase event described above.

Adjustments

The exercise price of each Warrant and the number of shares of our common stock issuable upon the exercise of each Warrant will be subject to adjustment upon the occurrence of certain events. No adjustment in the number of shares of common stock, in each case, shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the number of shares of common stock purchasable upon the exercise of each Warrant; provided, however, that any adjustment which is not required to be made because it falls below the one percent (1%) threshold will be taken into account with respect to any subsequent adjustment. The exercise price of each Warrant may be adjusted under the following circumstances:

•

in the event that we, on or before January 16, 2014, (a) issue any shares of our common stock in payment of a dividend or distribution with respect to our common stock or other shares of capital stock, (b) subdivide our issued and outstanding shares of common stock, (c) consolidate our issued and outstanding shares of common stock into a smaller number of shares, or (d) reclassify or convert the shares of our common stock (other than a reclassification in connection with a business combination transaction);

•

in the event that we issue any rights, options, warrants or convertible or exchangeable securities (other than as described above) to all holders of shares of our common stock, entitling them to subscribe for or purchase shares of common stock at a price per share which is lower than the then-current market value per share;

•

in the event that we decrease the purchase price per share of any outstanding rights, options, warrants or convertible or exchangeable securities (other than under a provision designed to protect against dilution);

•

in the event that we increase the number of shares of common stock which may be purchased or subscribed for upon exercise, exchange or conversion of any outstanding rights, options, warrants or convertible or exchangeable securities (other than under a provision designed to protect against dilution);

•

in the event that we sell and issue any shares of our common stock or rights related thereto (other than as described above or in connection with a merger or certain other business combination transactions) at a price per share that is lower than the current market value per share in effect immediately prior to the date of such sale or issuance;

•

in the event that we make a distribution to holders of shares of our common stock of (i) evidences of our indebtedness, or assets, or other dividends or distributions, or (ii) any options, warrants or other rights to subscribe for or purchase any of the foregoing (other than (A) any issuance of common shares pursuant to adjustment for payment of a dividend, subdivision, consolidation or reclassification, (B) distributions in connection with the dissolution, liquidation or winding-up of the Company and (C) distributions of securities as described above);

•

upon the expiration of any rights, options, warrants or conversion or exchange privileges that have previously resulted in an adjustment, if any thereof shall not have been exercised, exchanged or converted;

In case of a merger or certain other business combination transactions for which consideration is payable to holders of shares of common stock, the Warrants will remain subject to the terms and conditions set forth in the Warrant Agreement and each warrant will, after such transaction, entitle the holder to receive upon exercise, the number of shares in the capital or other securities or property of or from the person or entity resulting from such transaction (or, in the case of a sale of assets, to whom the assets were sold) that would have been distributable or payable on account of the shares of common stock if such holder’s Warrants had been exercised immediately prior to such transaction; and the rights and interests of the holders will be appropriately adjusted by our board of directors in good faith so as to be applicable, as nearly as may reasonably be, to any shares, other securities or any property thereafter deliverable on the exercise of the Warrants. Notwithstanding the above, if we merge or consolidate with, or sell all or substantially all of our property and assets to, another person or entity (other than an affiliate of the Company) and consideration is payable to holders of shares of common stock in exchange for their shares of common stock in connection with such merger, consolidation or sale consists solely of cash, or in the event of the dissolution, liquidation or winding up of the Company, the holders of Warrants shall be entitled to receive distributions on the date of such event on an equal basis with holders of shares of common stock (or other securities issuable upon exercise of the Warrants) as if the Warrants had been exercised immediately prior to such event, less the exercise price.

Warrant Holder Not A Stockholder

The Warrants do not entitle the holders to any voting or other rights as are accorded to our stockholders nor are the holders subject to any liability for the exercise price or as a stockholder whether asserted by us or our creditors.

Registration Rights

We agreed to file the registration statement of which this prospectus forms a part with respect to the Warrants and the shares of common stock issuable upon exercise of the Warrants. The following is a summary of certain provisions of the registration rights agreement. The following summary of the registration rights agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to our report on Form 8-K filed with the SEC on January 20, 2004.

We filed the registration statement of which this prospectus forms a part with the SEC pursuant to the registration rights granted in connection with the original issuance of the Warrants.

The holders of the Warrants and the common stock issuable upon exercise of the Warrants are entitled to the benefits of a registration rights agreement. This prospectus is part of a registration statement that we filed to meet our obligations to register after the issuance of the Warrants:

•	resale of the Warrants by the selling security holder; and

•	resales of the shares of common stock issuable upon exercise of the Warrants by the selling security holder.

Pursuant to the registration rights agreement, we are required to file a registration statement with the SEC on or before ninety (90) days from the earlier of the date on which (a) we give notice to the holders that our audited financial statements for periods required to be included in a registration statement on Form S-1 are available, or (b) such audited financial statements are filed with the SEC.

We will use our best efforts to have this shelf registration statement declared effective as soon as reasonably practicable following the filing thereof, and to keep it effective until the earlier of:

(1) the date on which the Warrants expire;

(2) the date on which the Warrants have been exercised pursuant to a registration statement; or

(3) the date on which the underlying common stock has been disposed of in accordance with a registration statement or distributed to the public pursuant to Rule 144.

We further agree to use our reasonable best efforts to keep this registration statement continually effective for the above-specified period. Upon the occurrence of an event or circumstance that makes the material in the registration statement misleading, we will promptly file all requisite supplements and amendments to cure such defect.

We will be permitted to suspend the use of this prospectus for a period not to exceed sixty (60) consecutive days and no more than two times in any calendar year, in the event that (i) a circumstance exists which makes the registration statement or related documents misleading because of misstatement or omission of a material fact and (ii) (A) we determine in good faith that the disclosure would have a material adverse effect on our business or (B) the disclosure otherwise relates to material non-public information. However, no such period may be in effect during the three months prior to the expiration of the Warrants.

No holder of registrable securities may include such securities in any registration statement pursuant to the registration rights agreement unless and until such holder furnishes to us in writing, within twenty days after the receipt of a request therefor, information about itself and the specifics of the sale. The holders of the Warrants further agree to be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Warrant Selling Securityholders remain responsible for all selling expenses, such as commissions and discounts.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax consequences to holders who purchase Series A Preferred Stock or Warrants in this offering. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial and administrative authorities, including published positions of the Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof (the “Tax Authorities”). The Tax Authorities may change, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. We cannot assure you that a change in U.S. federal tax law will not alter significantly the tax considerations that we describe in this summary. This summary does not address any taxes other than U.S. federal income taxes and does not discuss any aspect of U.S. federal alternative minimum tax, state, local or non-U.S. taxation. This summary does not address all of the tax consequences that may be relevant to a particular holder of Series A Preferred Stock or Warrants or to holders of the Series A Preferred Stock or Warrants subject to special treatment under U.S. federal income tax laws such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	U.S. holders whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who own 10% or more of our voting stock;

•	persons subject to the alternative minimum tax; or

•	tax-exempt organizations.

This summary is limited to holders of the Series A Preferred Stock or Warrants who hold our Series A Preferred Stock or Warrants as a capital asset. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Our counsel has not rendered any legal opinion regarding any tax consequences relating to an investment in the Series A Preferred Stock or Warrants. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. This summary is for general information only and is not tax advice. Prospective purchasers should consult their tax advisors as to the U.S. federal income tax consequences of acquiring, holding and disposing of the Series A Preferred Stock or Warrants, as well the effects of state, local and non-U.S. tax laws.

As used herein, the term “U.S. holder” means a beneficial owner of Series A Preferred Stock or Warrants that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if:

(i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust or

(ii) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a U.S. person.

A partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holding Series A Preferred Stock or Warrants or a partner in a partnership (or other such entity) holding Series A Preferred Stock or Warrants should consult its tax advisor because the tax treatment of a partner generally depends upon the status of the partner and the partnership’s activities.

A “non-U.S. holder” means a beneficial owner of Series A Preferred Stock or Warrants that is an individual, corporation, estate or trust for U.S. federal income tax purposes and is not a U.S. Holder.

Summary of Tax Consequences With Respect to our Series A Preferred Stock

U.S. Holders

Distributions. Except as discussed below, the distributions received on shares of our Series A Preferred Stock will be treated as follows: first, as a dividend, taxable as ordinary income, to the extent of our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes; next, as a tax-free return of capital to the extent of your adjusted tax basis in such stock, and thereafter, as capital gain from the sale of such stock (which capital gain will be long-term if your holding period for the stock is more than one year). The amount of any distribution of property other than cash (including common stock distributed to holders of Series A Preferred Stock) will be the fair market value of such property on the date of distribution. Distributions of property will be taxable in the same manner as distributions of cash and therefore may result in tax liability even though no cash is received in the distribution. Distributions on our Series A Preferred Stock generally will be taxable when received, either by you, or by the transfer agent upon our distribution of our common stock.

Distributions taxable as dividends to corporate holders of the Series A Preferred Stock will be eligible for the dividends received deduction, subject to applicable limitations. The benefits of any dividends received deduction to a corporate holder of Series A Preferred Stock may, in effect, be reduced or eliminated by various exceptions and restrictions, including restrictions relating to the holding period of stock on which the dividends are received, debt-financed portfolio stock, taxpayers that pay alternative minimum tax and the so-called “extraordinary dividend” provisions of Section 1059 of the Code.

Deemed Distributions. Certain adjustments to, or failure to adjust, the conversion rate of our Series A Preferred Stock may cause the holders of such stock to be treated as having received a distribution with respect to their Series A Preferred Stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company. Such a distribution would be taxable to the holders of Series A Preferred Stock as a dividend, return of capital or capital gain in accordance with the rules discussed above for “Distributions.” In addition, if we are unable to pay dividends on the Series A Preferred Stock, the accreted liquidation preference of the Series A Preferred Stock will be increased and may give rise to a deemed distribution, at the time of such increase, to the holders of the Series A Preferred Stock in the amount of all, or a portion of, the increase in liquidation preference. Any deemed distribution would be taxable in the same manner as a cash distribution of equal amount, as explained above in “Distributions,” and therefore may result in tax liability even though no cash is received.

Conversion. A holder of Series A Preferred Stock who converts Series A Preferred Stock into our common stock generally will not recognize gain or loss. The tax basis of common stock received on conversion generally will equal the tax basis of the Series A Preferred Stock converted, and the holding period for the common stock received generally will include the holding period of the Series A Preferred Stock converted. A holder of Series A Preferred Stock who exchanges Series A Preferred Stock solely for cash generally will recognize capital gain or loss on the receipt of the cash, provided that the payment meets at least one of the following requirements:

•	the payment is not essentially equivalent to a dividend as determined for U.S. federal income tax purposes;

•	the payment results in a complete termination of the holder’s interest in our stock (preferred and common); or

•	the payment is substantially disproportionate with respect to the holder of Series A Preferred Stock for U.S. federal income tax purposes.

If the payment satisfies any of these requirements, such capital gain or loss generally will equal the difference between the amount of cash received by the holder of Series A Preferred Stock and the holder’s tax basis in the Series A Preferred Stock redeemed. This capital gain or loss will be long term if the holding period for the Series A Preferred Stock is more than one year. In determining whether any of the above requirements apply, shares considered to be owned by the holder of Series A Preferred Stock by reason of certain attribution rules must be taken into account. It may be more difficult for a person who owns, actually or constructively by operation of the attribution rules, any of our stock to satisfy any of the above requirements.

If the payment does not satisfy any of the above requirements, then the entire amount received (i.e., without any offset for the holder’s tax basis in the Series A Preferred Stock redeemed) will be treated as a distribution taxable as described in “Distributions” above. In such case, the holder’s tax basis in the Series A Preferred Stock that is redeemed will be allocated to the holder’s remaining stock, if any, or possibly to stock owned by him constructively if the holder of Series A Preferred Stock does not continue to directly own any of our stock.

A holder of Series A Preferred Stock who receives a combination of our common stock and cash upon a conversion of Series A Preferred Stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the excess of the sum of the amount of cash and the fair market value of the common stock received pursuant to the conversion over that holder’s adjusted tax basis in its shares of Series A Preferred Stock surrendered or (ii) the amount of cash received pursuant to the conversion. Any recognized gain generally will be long-term capital gain if the holder’s holding period with respect to the shares of Series A Preferred Stock surrendered is more than one year at the time of the conversion, and otherwise will be short-term capital gain. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of our accumulated earnings and profits, as calculated for U.S. federal income tax purposes, and the remainder as capital gain. In determining whether a holder’s gain should be characterized as capital gain or dividend income, a holder will be treated as having received solely common stock upon the conversion followed immediately by our redemption of a number of shares of common stock equal in value to the cash consideration the holder actually receives. The receipt of cash should not have the effect of a distribution of a dividend under this analysis if the receipt of cash in this hypothetical redemption satisfies at least one of the requirements set forth above for capital gain treatment.

Notwithstanding the foregoing, the amount of cash and the fair market value of any shares of common stock received and attributable to any dividends in arrears at the time of the conversion will be treated for U.S. holders as a distribution as described above under “Distributions.”

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT OF CASH, OR CASH AND COMMON STOCK, IN EXCHANGE FOR OUR SERIES A PREFERRED STOCK.

Fundamental Change Put Right. If, as a result of a fundamental change, a holder of Series A Preferred Stock exercises the right to put Series A Preferred Stock to us, the holder will be taxed under the rules described with respect to cash payments in “Conversion” above.

Other Sales or Dispositions. Except as set forth above, a holder of Series A Preferred Stock who sells or otherwise disposes of Series A Preferred Stock generally will recognize capital gain or loss equal to the difference between the sum of the amount of cash and fair market value of any property received on the sale or other disposition and the tax basis in the shares sold or disposed.

Backup Withholding and Information Reporting. Information returns may be filed with the IRS in connection with payments of dividends on the Series A Preferred Stock and the proceeds from a sale or other disposition of the Series A Preferred Stock. You will not be subject to U.S. backup withholding tax on these payments if you provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

The character for U.S. income tax purposes of any payment received by a non-U.S. holder as a distribution, in exchange for our Series A Preferred Stock pursuant to a conversion or exercise of a put right or from a third party pursuant to a sale or disposition of our Series A Preferred Stock, generally will be determined by applying the principles set forth above with respect to U.S. holders. Dividends paid on our Series A Preferred Stock held by a non-U.S. holder, which dividends are not effectively connected with a trade or business conducted by such non-U.S. holder in the United States, generally will be subject to a U.S. withholding tax at a rate of 30% or at such lower rate as may be provided by an applicable treaty, if any.

Non-U.S. holders generally will not be subject to U.S. federal income tax in respect of gain realized on a sale, exchange or other disposition (including a redemption that is not treated as a dividend) of our Series A Preferred Stock unless (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder within the United States, and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (ii) in the case of an individual non-U.S. holder, such holder is present in the United States for a least 183 days in the taxable year of the disposition and meets certain other requirements or (iii) we are or have been during certain periods preceding the disposition a “U.S. real property holding corporation” for U.S. federal income tax purposes (which we believe we are not and are not likely to become).

If you hold your shares of our Series A Preferred Stock in connection with a trade or business that you are conducting in the United States, any dividends on the shares, and any gain from disposing of the shares, generally will be subject to tax in the manner and at the rates generally applicable to U.S. persons. In addition, if you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the shares. The branch profits tax generally is assessed at a rate of 30%, but may be reduced or eliminated by an applicable treaty, if any.

Information returns may be filed with the IRS in connection with the payment to non-U.S. holders of dividends on the Series A Preferred Stock and the proceeds from the sale or other disposition of the Series A Preferred Stock. You may be subject to U.S. backup withholding on these payments unless you comply with certification procedures to establish an exemption from backup withholding. The amount of backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED STOCK SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Summary of Tax Consequences With Respect to the Warrants

This discussion assumes that the Warrants are treated as such, and not as common stock, for U.S. federal income tax purposes. No assurances can be made in this regard. The tax considerations discussed below would be different if the Warrants were treated as common stock.

U.S. Holders

Exercise of Warrants

Cash Exercise

A U.S. holder generally will not recognize income, gain or loss when paying cash to exercise a Warrant, except with respect to the receipt of cash in lieu of fractional shares, as described below. A U.S. holder’s tax basis in common stock received upon the exercise of a Warrant will equal the sum of (i) the U.S. holder’s adjusted tax basis in the Warrant at the time of exercise and (ii) the exercise price of the Warrant (reduced by any tax basis allocable to a fractional share, as described below). A U.S. holder’s holding period for such common stock will begin on the date the Warrant is exercised.

Cashless Exercise

The tax treatment of a cashless exercise of a Warrant (i.e., where a portion of the holder’s Warrants are surrendered as the exercise price for other Warrants) is uncertain. A cashless exercise may, for example, be treated as a tax-free “recapitalization,” in which case a holder’s tax basis in the common stock received would equal the tax basis in the surrendered Warrants (reduced by any tax basis allocable to a fractional share, as described below). Alternatively, a cashless exercise may be treated similarly to a cash exercise. It is also possible that a cashless exercise could be treated as a taxable exchange in which gain or loss should be recognized.

The holding period for common stock acquired in a cashless exercise will depend on the U.S. federal income tax treatment of a cashless exercise. Accordingly, the holding period for a share of common stock acquired in a cashless exercise generally should include the holder’s holding period for the exercised Warrant if the cashless exercise is treated as a recapitalization, or the holding period generally should begin on the date the Warrant is exercised if the cashless exercise is treated similarly to a cash exercise, or the holding period generally should begin on the day following the date of exercise if the cashless exercise is treated as a taxable exchange. Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, holders are urged to consult their tax advisors as to the tax consequences of a cashless exercise.

Cash Received In Lieu of Fractional Shares

Cash received in lieu of a fractional share of common stock upon exercise of a Warrant will be treated as a payment in exchange for such fractional share deemed to be received by the holder on conversion, and generally should result in capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s adjusted tax basis allocable to the fractional share. The utilization of capital losses is subject to certain limitations.

Lapse of Warrants

Upon a lapse or expiration of an unexercised Warrant, a U.S. holder will recognize a capital loss equal to the Warrant holder’s tax basis in the Warrant. This capital loss will be a long-term capital loss if the holding period with respect to such Warrant is more than one year. The utilization of capital losses is subject to certain limitations.

Sale or Disposition of Warrants

Upon a sale or other taxable disposition of a Warrant other than by exercise as described above, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in such Warrant. A U.S. holder’s tax basis in a Warrant generally will equal the cost of the Warrant to such U.S. holder. Any such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the Warrant is more than one year at the time of disposition. The utilization of capital losses is subject to certain limitations.

Distributions on Our Common Stock

Distributions on our common stock will be treated as a dividend, return of capital or capital gain as described in “Summary of the Consequences with respect to our Series A Preferred Stock—U.S. Holders—Distributions.”

Adjustment of the Conversion Rate

Certain adjustments to, or failure to adjust, the conversion rate of the Warrants may cause holders of Warrants or shares of common stock to be treated as having received a distribution on the Warrants or common stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company. Such a distribution would be taxable to holders as a dividend, return of capital or capital gain in accordance with rules discussed above under “Summary of the Consequences with respect to our Series A Preferred Stock—U.S. Holders—Distributions.”

Disposition of Common Stock

Upon a taxable disposition of shares issued upon exercise of Warrants, a holder generally will recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of other property received, and (ii) the holder’s adjusted tax basis in the shares. Such gain or loss generally will be long-term capital gain or loss if the holding period with respect to such shares is more than one year. The utilization of capital losses is subject to certain limitations.

Non-U.S. Holders

Distributions and Adjustments to Conversion Rate

Distributions paid to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30%, subject to reduction by an applicable tax treaty. Certain adjustments to, or failure to adjust, the conversion rate of the Warrants may cause holders of Warrants or shares of common stock to be treated as having received a distribution on the Warrants or common stock, to the extent any such adjustment or failure to adjust results in an increase in the proportionate interest of such holders in our company.

Exercise or Sale of Warrants or Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on the gain, if any, resulting from the exercise of a Warrant or the sale or disposition of a Warrant or a share of our common stock unless (i) the gain is effectively connected with a trade or business conducted by the non-U.S. holder within the United States, and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (ii) in the case of an individual non-U.S, holder, such holder is present in the United States for a least 183 days in the taxable year of the disposition and meets certain other requirements or (iii) we are or have been during certain periods preceding the disposition a “U.S. real property holding corporation,” for U.S. federal income tax purposes (which we believe we are not and are not likely to become).

If you hold the Warrants or our common stock in connection with a trade or business that you are conducting in the United States, any dividends on the shares, and any gain from disposing of the shares, generally will be subject to tax in the manner and at the rates generally applicable to U.S. persons. In addition, if you are a corporation, you may be subject to the “branch profits tax” on your earnings that are connected with your U.S. trade or business, including earnings from the shares. The branch profits tax generally is assessed at a rate of 30%, but may be reduced or eliminated by an applicable treaty, if any.

Information Reporting

Information returns may be filed with the IRS in connection with payments of dividends on our common stock and the proceeds from a sale or other disposition of the Warrants or the common stock. You will not be subject to U.S. backup withholding tax on these payments unless you comply with certain certification procedures to establish an exemption from backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the IRS.

PROSPECTIVE PURCHASERS OF WARRANTS SHOULD SEEK ADVICE BASED UPON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Exchange Act, and, in accordance with these requirements, we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement,” which term shall encompass all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement.

You may copy and inspect the Registration Statement, including the exhibits thereto, and the periodic reports and information referred to above at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from commercial document retrieval services and at the Internet worldwide website maintained by the SEC at “http://www.sec.gov.”

In addition, you may obtain these materials on our website. Our Internet website address is www.healthsouth.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any investment decision with respect to our common stock.

You may also request a copy of any SEC filings, and any information required by Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act, at no cost, by contacting:

HealthSouth Corporation

One HealthSouth Parkway

Birmingham, Alabama 35243

Attention: General Counsel

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus “incorporates by reference” information that we have filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which means that we are disclosing important information to you by referring you to those documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or any subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Accordingly, we incorporate by reference the specific documents listed below and any future filings made with the SEC after the date hereof under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act which will be deemed to be incorporated by reference into this prospectus and to be part of this prospectus from the date we subsequently file such reports and documents until the termination of this offering:

•

Our Annual Report on Form 10–K for the fiscal year ended December 31, 2006, filed with the SEC on March 1, 2007, as amended by our Form 10-K/A filed with the SEC on March 22, 2007 1 (the financial statements included therein have been superceded by the financial statements filed as Exhibit 99.2 to our Current Report on Form 8-K filed with the SEC on March 30, 2007),

•	Our Current Report on Form 8–K that was filed with the SEC on January 12, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on January 30, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on February 9, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on February 20, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on March 1, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on March 5, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on March 14, 2007;

•	Our Current Report on Form 8–K that was filed with the SEC on March 26, 2007;

•	Our Current Reports on Form 8–K that were filed with the SEC on March 30, 2007;

•	Our Current Report on Form 8-K that was filed with the SEC on April 19, 2007;

•	Our Current Report on Form 8-K that was filed with the SEC pursuant to Items 8.01 and 9.01 on May 2, 2007; and

•

Our Registration Statement on Form 8-A, filed with the SEC on September 13, 2006, describing our common stock, and any amendment or report filed with the SEC for the purpose of updating the description.

We will provide without charge to each person to whom a copy of this prospectus has been delivered a copy of any and all of these filings. You may request a copy of these filings by writing or telephoning us at:

HealthSouth Corporation

General Counsel

One HealthSouth Parkway

Birmingham, Alabama 35243

(205) 967-7116

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to HealthSouth Corporation’s Current Report on Form 8-K dated March 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 10-K of HealthSouth Corporation for the year ended December 31, 2006, have been so incorporated in reliance on the report (which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

HealthSouth Corporation

400,000 SHARES OF 6.50% SERIES A

CONVERTIBLE PERPETUAL PREFERRED STOCK

10,000,000 WARRANTS TO PURCHASE

SHARES OF COMMON STOCK

AND

15,114,760 SHARES OF COMMON STOCK ISSUABLE

UPON EXERCISE OF THE WARRANTS

AND

CONVERSION OF THE SERIES A PREFERRED STOCK

PROSPECTUS

MAY 3, 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities registered hereby will be borne by the registrant. Such expenses are estimated to be as follows:

Securities and Exchange Commission Registration Fee	$13,656
Accounting Fees and Expenses	$10,000
Legal Fees	$35,000
Printing Fees	$50,000
Total	$108,656

Item 15. Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of any statutes referred to below and the restated certificate of incorporation, as amended and the amended and restated bylaws of HealthSouth Corporation, a Delaware corporation (the “Registrant”). Article VI or the Registrant’s amended and restated bylaws provides that, to the full extent permitted by applicable law, the Registrant will indemnify any person (and the heirs, executors and administrators of such person) who, by reason of the fact that he is or was a director, officer, employee or agent of the Registrant was or is a party or is threatened to be a party to (a) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such action, suit or proceeding, or, (b) any threatened, pending or completed action or suit by or in the right of the Registrant to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit. Moreover, any indemnification by the Registrant pursuant thereto will not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that the person’s conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

The indemnification permitted under the DGCL is not exclusive, and pursuant to Section 145 of the DGCL, a corporation is empowered to purchase and maintain insurance against liabilities whether or not indemnification would be permitted by statute. Article VI of the Registrant’s amended and restated bylaws provides that its has the power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Registrant would have the power to indemnify him against such liability under applicable law. The Registrant presently has an insurance policy for its directors and officers in the amount of $200 million, which includes $50 million in coverage for individual directors and officers in circumstances where we are legally or financially unable to indemnify these individuals.

Section 102(b)(7) of the DGCL allows a Delaware corporation to eliminate or limit the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

Pursuant to Section 102(b)(7) of the DGCL, Article NINTH of The Registrant’s restated certificate of incorporation provides that no director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director except (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (d) for any transaction from which the Director derived an improper personal benefit.

Under separate indemnification agreements with HealthSouth Corporation, each director and certain officers of the Registrant are indemnified against all liabilities relating to his or her position as a director or officer of HealthSouth Corporation, to the fullest extent permitted under applicable laws.

Item 16. List of Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(l)(ii) and (a)(l)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(l)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of each Registrant pursuant to the foregoing provisions, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on May 3, 2007.

HEALTHSOUTH CORPORATION

By:	/S/ JOHN P. WHITTINGTON
Name:	John P. Whittington
Title:	Executive Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Jay Grinney	President, Chief Executive Officer and Director (Principal Executive Officer)	May 3, 2007

* John L. Workman	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 3, 2007

*	Chairman of the Board of Directors	May 3, 2007
Jon F. Hanson

*	Director	May 3, 2007
Edward A. Blechschmidt

*	Director	May 3, 2007
Donald L. Correll

*	Director	May 3, 2007
Yvonne M. Curl

*	Director	May 3, 2007
Charles M. Elson

*	Director	May 3, 2007
Leo I. Higdon, Jr.

*	Director	May 3, 2007
John E. Maupin, Jr.

*	Director	May 3, 2007
L. Edward Shaw, Jr.

*By:	/S/ JOHN P. WHITTINGTON
John P. Whittington
Attorney-in-fact

EXHIBIT INDEX

Exhibit Numbers	Description
3.1	Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on May 21, 1998 (incorporated by reference to Exhibit 3.1 to HealthSouth’s Annual Report on Form 10-K filed with the SEC on June 27, 2005).

3.2	Certificate of Amendment to the Restated Certificate of Incorporation of HealthSouth Corporation, as filed in the Office of the Secretary of State of the State of Delaware on October 25, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth’s Current Report on Form 8-K filed with the SEC on October 31, 2006).

3.3	Amended and Restated By-Laws of HealthSouth Corporation, effective as of September 21, 2006 (incorporated by reference to Exhibit 3.1 to HealthSouth’s Current Report on Form 8-K filed with the SEC on September 27, 2006).

3.4	Amendments to Amended and Restated By-Laws of HealthSouth Corporation, effective as of February 28, 2007 (incorporated by reference to Exhibit 3.1 to HealthSouth’s Current Report on Form 8-K filed with the SEC on March 5, 2007).

4.1	Certificate of Designations of 400,000 Shares of 6.50% Series A Convertible Perpetual Preferred Stock of HealthSouth Corporation, (incorporated by reference to Exhibit 3.1 of HealthSouth’s Current Report on Form 8-K filed on March 9, 2006).

4.2	Warrant Agreement, dated as of January 16, 2004, by and between HealthSouth Corporation and Wells Fargo Bank Northwest, N.A., as Warrant Agent (incorporated by reference to HealthSouth’s Current Report on Form 8-K filed with the SEC on January 20, 2004).

4.3	Registration Rights Agreement, dated as of January 16, 2004, among HealthSouth Corporation and the entities listed on the signature pages thereto as Holders of Warrants and Transfer Restricted Securities (incorporated by reference to Exhibit 10.3 to HealthSouth’s Current Report on Form 8-K filed with the SEC on January 20, 2004).

4.4	Registration Rights Agreement, dated February 28, 2006, between HealthSouth and the purchasers party to the Securities Purchase Agreement, dated February 28, 2006, re: HealthSouth’s sale of 400,000 shares of 6.50% Series A Convertible Perpetual Preferred Stock (incorporated by reference to Exhibit 4.8 of HealthSouth’s Annual Report on Form 10-K filed with the SEC on March 29, 2006).

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities being registered.

12.1	Computation of Ratios (incorporated by reference to Exhibit 12 to our Form 10-K/A filed with the SEC on March 22, 2007).

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.*

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP filed as Exhibit 5.1 hereto).

24.1	Power of Attorney (previously filed on signature page hereto).

*	Filed herewith.